

File No. 82-2954

August 21, 2003



Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Madam/Sir:

Subject **Molson Inc. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Molson Inc., a corporation organized under the laws of Canada ("Molson"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Molson is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by endorsing the enclosed copy of this letter and returning the same to us in the enclosed self-addressed, stamped envelope.

Yours truly,

Carole Gagnon
Corporate Administrator

Tel.: (514) 590-6338
Fax: (514) 590-6358
E-mail: cxgagnon@molson.com

Encl.

dlw 8/26

EXHIBIT LIST

File No. 82-2954

Exhibit No.	Description	Date	Page
483	▪ Declaration of a dividend payable October 1, 2003, filed with the TSX	July 29/03	3
	▪ Press Release titled "Molson continues to Deliver and Surpasses Annualized EBIT Commitment / Molson Inc. today announced Fiscal 2004 first quarter results for the three-month period ended June 20, 2003"	July 29/03	5
	▪ Copy of letter to the TSX confirming an amendment to Molson's 1988 Canadian Stock Option Plan	August 1/03	19
	▪ Insider Report filed by Molson Inc. in relation to its Normal Course Issuer Bid	August 1/03	21
	▪ Letter to Directeur, Loi canadienne sur les sociétés par actions (Canadian Business Corporations Act) with attached Notice of Change of Directors for Molson Inc.	July 15/03	23
	▪ Annual Information Form for fiscal year ended March 31, 2003	July 29/03	26

Gagnon, Carole

From: Gagnon, Carole
Sent: July 29, 2003 16:11
To: 'TSX Advisory Affairs'
Subject: FW: Form 5 - Dividend Declaration

As discussed, second try...

Carole Gagnon
Corporate Administrator
Molson Inc.
Tel.: (514) 590-6338
Fax: (514) 590-6358
Cell.: (514) 973-4883

-----Original Message-----
From: Gagnon, Carole
Sent: July 29, 2003 15:53
To: 'TSE Reporting (Toronto)'
Subject: Form 5 - Dividend Declaration

Please find attached our Dividend Declaration dated of today. Thank you.



TSE - Div Form 5.doc (68 KB)

Carole Gagnon
Corporate Administrator
Molson Inc.
Tel.: (514) 590-6338
Fax: (514) 590-6358
Cell.: (514) 973-4883

FORM: 5 | **Company Name: MOLSON INC.** **Stock Symbol: MOL.A MOL.B**

DIVIDEND / DISTRIBUTION DECLARATION

DATE OF DECLARATION

29	07	2003
DD	MM	YYYY

Type of Security and Stock Symbol on which Dividend / Distribution declared

Class 'A' non-voting shares: **MOL.A** and Class 'B' common shares: **MOL.B**

Amount of Dividend / Distribution per share (if special dividend, stock dividend, or dividend in foreign currency, please give details)

Quarterly Dividend of **$0.14/share**.
Converted to U.S. funds at noon rate prevailing on Record Date.

PAYABLE DATE

01	10	2003
DD	MM	YYYY

RECORD DATE

15	09	2003
DD	MM	YYYY

NOTE: Upon receipt of this Form, the TSE will determine the ex-dividend date.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE July 29, 2003

News release via Canada NewsWire, Montreal 514-878-2520

Attention Business Editors:
Molson Continues to Deliver and Surpasses Annualized EBIT Commitment

Comparable EBIT Up 15%, Comparable Net Earnings Up 21% and Comparable EPS Up 22%

MONTREAL, July 29 /CNW Telbec/ - Molson Inc. today announced Fiscal 2004 first quarter results for the three-month period ended June 30, 2003.

HIGHLIGHTS

- Comparable operating profit (EBIT) up 15% from $128.9 to $148.2 million (1)
- Comparable net earnings increased 21% from $70.0 million to $84.6 million (1)
- Comparable net earnings per share rose 22% from $0.55 to $0.67 per share (1)
- Net earnings decreased 46% from $100.7 million to $54.7 million
- Net earnings per share decreased 46% from $0.79 to $0.43 per share
- Cash flow from operations decreased 24% from $92.3 million to $70.3 million
- Consolidated net sales revenue down 3.6% to $662 million
- Total beer volume down 12% with volume in Canada up 2.3%
- Core brands market share in Canada up 0.7 share points
- Molson total market share in Canada dipped to 44.1% from 44.7%

FINANCIAL PERFORMANCE

For the first three months of Fiscal 2004, Molson delivered comparable EBIT growth of 15%, surpassing its annual target of 14.5% for the 17th consecutive quarter. The overall financial performance was achieved through volume growth in Canada and the continued focus on operational savings, despite a short term setback in Brazil resulting from a strategic decision to improve control of the selling and distribution process.

"The fiscal discipline characteristic of the Corporation over the last four years continued through the first quarter and contributed to the EBIT growth performance. In Canada, continued competitive price pressures and aggressive discount brand tactics impacted overall market share. However, core brand share grew, building on the early success of innovation initiatives," explained Daniel J. O'Neill, President and CEO of Molson Inc. "In Brazil, the elimination of several sub-distributors as well as trans-shipping created distribution disruptions in Kaiser's large key markets and led to temporary volume and market share declines. By late May, measures to correct the weaknesses were already in place and starting to show positive results."

Comparable net earnings (1) for the period, excluding the non-recurring items in both Fiscal 2003 and Fiscal 2004 first quarters, were $84.6 million or a 21% increase over $70.0 million in 2003. Comparable net earnings per share (1) increased 22% to $0.67 per share. Both the comparable net earnings and the comparable net earnings per share reflect mainly the combined impact of improved operating efficiencies in the manufacturing, distribution, procurement and other overhead areas in Canada and Brazil, as well as higher volumes and consumer prices in Canada.

Net earnings for the three months ended June 30, 2003 were $54.7 million compared to $100.7 million for the three-month period ended June 30, 2002. The most recent quarter earnings included a charge for a plant closure in Brazil, in the amount of $43.3 million (R$92.2 million), as well as a pre-tax gain of $7.0 million resulting from the sale of a residual property adjacent to the Barrie brewery. Furthermore, the Corporation started expensing the cost of

stock options effective April 1, 2003 and has restated the prior year's results. The impact is $1.4 million for the three-month period ended June 30, 2003 and $0.8 million for the similar period ended June 30, 2002.

Cash flow from operations before changes in working capital and rationalization costs decreased by 24% to $70.3 million for the three months ended June 30, 2003, compared to $92.3 million for the same period last year. The reduction stems mainly from the payment, in the quarter, of planned EVA(R) bonuses of $45.0 million, which included a significant one-time amount relating to deferred bonuses previously earned, and an increase in cash taxes on higher brewing earnings in Canada.

Net sales revenue for the first quarter of Fiscal 2004 decreased 3.6% to $662 million compared to $687 million for the same period in Fiscal 2003. Lower volumes in Brazil were the primary contributing factor, though they were partially offset by volume and revenue growth in Canada. Overall brewing volume decreased by 12% to 5.17 million hectolitres versus 5.87 million hectolitres for the same period last year owing to the volume decline in Brazil.

OPERATIONAL PERFORMANCE

CANADA

Total estimated industry sales volume in Canada moved up 3.7% to 5.87 million hectolitres during the three months ended June 30, 2003, compared to 5.66 million in the previous year. Molson's volume in Canada grew 2.3% to 2.59 million hectolitres during the same period, led by a strong Québec/Atlantic region increase of 5.6%, which was not impacted by the ongoing labor dispute at a principal competitor that began in mid-June 2003.

First quarter net sales revenue increased by 2.8% over last year, to $562.4 million, as a result of higher volumes and favorable pricing environments in several provinces.

Molson's core brand portfolio registered a first quarter 0.7% share increase over the previous year, whereas the average estimated market share for all beer sold in Canada declined 0.6 points for the same period due to continued competitive promotional activity. The Québec/Atlantic region's market share showed strong overall growth of 1.1 share points and core brand portfolio growth of 2.1 share points, despite intense levels of competitive tactical marketing and trade programs in Québec. The Ontario/West region's market share declined 1.5 share points versus the previous year. The regional decrease stemmed from strong competitor discount pricing activity, primarily in Ontario and Alberta.

Marca Bavaria and Ex Light performed above expectations in the first quarter. In Ontario/West, Marca Bavaria became the fourth largest packaged import beer and, in so doing, strengthened Molson's beer portfolio with the top four super premium imports beers - Heineken, Corona, MGD Clear and Marca Bavaria. Ex Light became the number two selling light beer behind Coors Light in Québec, reaching a 0.8 share of total market, while contributing to the overall growth of the Export brand.

BRAZIL

Total sales volume for the quarter was down 27% to 2.05 million hectolitres compared to 2.80 million hectolitres last year. Despite the marked volume decline, net sales revenue decreased only 9%, from R$190.0 million to R$172.5 million, owing to higher selling prices during the most recent quarter.

"Molson took some very aggressive measures, based on year one learnings, which we knew would have short term volume repercussions but significant long-term advantages. We put in controls to eliminate trans-shipping and we shut down sales to our largest but weakest sub-distributor; and all of this was occurring while our largest bottler, Panamco was transitioning to Femsa

ownership. The actions were required and since then numerous measures undertaken to improve the selling organization have been implemented," explained Daniel J. O'Neill, "The original profit, market and volume share targets for Kaiser remain unchanged for the year."

UNITED STATES

The Molson Canadian brand continued to grow and registered a 41% volume jump in the quarter compared to last year. It continued to be the fastest growing import brand among the top 25 imports in the United States. According to a ACNielsen Grocery Channel report, the overall import beer volume grew by 1.3% during the quarter and Molson USA's share of the import category performed even better, moving up 5.6% or 0.3 share points to 4.3 share points in that channel.

Overall, Molson's total volume in the United States dipped 0.6% during the three months ended June 30, 2003.

DIVIDEND DECLARATION

The Board of Directors declared a quarterly dividend of $0.14 per share on the Class "A" non-voting shares and the Class "B" common shares. This dividend is payable on October 1, 2003 to shareholders of record at the close of business on September 13, 2003.

Molson Inc. (TSX: MOL.A) is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Kaiser and Bavaria.

This press release contains forward-looking statements reflecting management's current expectations regarding future operating results, economic performance, financial condition and achievements of the Corporation. Forward-looking statements are subject to certain risks and uncertainties and actual results may differ materially. These risks and uncertainties are detailed in Molson filings with the appropriate securities commissions and include risks related to foreign exchange, commodity prices, tax matters, foreign investment and operations as well as contingent liabilities. The Corporation undertakes no obligation to update or revise any forward-looking statements publicly.

(1) Comparable operating profit, comparable net earnings and comparable net earnings per share are not recognized measures under Canadian generally accepted accounting principles ("GAAP"). However, these measures are useful supplemental information as they provide investors with a measure of the Corporation's results excluding the impact of non-recurring and unusual items such as gains and losses on sales of businesses and rationalization provisions, which are not considered by management to be indicative of sustainable earnings. Investors are cautioned, however, that these profit and earnings measures should not be construed as an alternative to GAAP measures nor should they be viewed as an indicator of the Corporation's performance. Also, the Corporation's method of calculating comparable profit, net earnings and net earnings per share may not be comparable to measures used by other companies.

CONFERENCE CALL INVITATION

Molson will host a one-hour conference call today at 3:00 PM ET to discuss financial results and respond to analyst and investor questions. The

dial-in number is 1-800-946-0712 or (719) 457-2641 and requesting confirmation n.127674.

All other interested parties are invited either to listen in:

- by phone conference call using the same dial-in number above;
- by audio webcast of the conference call located at http://www.molson.com

For those unable to listen to the call live, the following replay mechanisms will be available:

- a phone replay two hours after the call and until August 4 by dialing (719) 457-0820 and entering confirmation n.127674 when prompted;
- a webcast replay beginning 15 minutes following the conference call at http://www.molson.com

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MOLSON INC.

SUPPLEMENTAL FINANCIAL & OPERATIONAL INFORMATION

Comparable Operating Profit (i)

(Dollars in millions)	2003	2002 (Restated)
Earnings before interest and taxes (EBIT)	$ 111.9	$ 129.6
Pre-tax adjustments to arrive at comparable EBIT:		
Provisions for rationalization	36.3	63.5
Gain on sale of 20% of operations in Brazil	-	(64.2)
Comparable operating profit	$ 148.2	128.9
Percentage increase	15 %	

(i) Comparable operating profit excludes the fiscal 2004 rationalization provision of $43.3 million relating to a plant closure in Brazil and a gain on sale of a property in Canada of $7.0 million and in fiscal 2003, the gain on sale of 20% of Molson's operations in Brazil of $64.2 million and the rationalization provision of $63.5 million relating primarily to plant closures in Brazil.

Comparable Net Earnings and Earnings Per Share(i)(iii)

(Dollars in millions, except per share information)	Net earnings for the three months ended June 30		Net earnings per share for the three months ended June 30	
	2003	2002 (Restated)	2003	2002 (Restated)
Net earnings	$ 54.7	$ 100.7	$ 0.43	$ 0.79
After-tax adjustments to arrive at comparable net earnings:				
Gain on sale of 20% of operations in Brazil	-	(64.2)	-	(0.50)

9

Provisions for rationalization	38.5(ii)	41.9	0.31	0.33
Minority interest impact on Brazil rationalization provision	(8.6)	(8.4)	(0.07)	(0.07)
Comparable net earnings	$ 84.6	$ 70.0	$ 0.67	$ 0.55

(i) Comparable net earnings exclude the after-tax fiscal 2004 rationalization provision of $43.3 million relating to a plant closure in Brazil and an after-tax gain on sale of a property in Canada of $4.8 million and in fiscal 2003, the gain on sale of 20% of Molson's operations in Brazil of $64.2 million and the after-tax rationalization provision of $41.9 million relating primarily to Brazil plant closures and the minority interest thereon.

(ii) There was no tax recovery recorded on the current quarter's provision for plant closure in Brazil since the Corporation has significant tax losses available for carry forward as well as tax deductible goodwill in Brazil both of which are not tax effected. Any benefit from utilization of these losses on the plant closure or the tax losses will be recorded in the accounts when realized.

(iii) Comparable net earnings is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). However, in addition to net earnings, comparable net earnings is a useful supplemental measure as it provides investors with a measure of the Corporation's earnings excluding the impact of non-recurring and unusual items. Comparable net earnings excludes the impact of items such as gains and losses on sales of businesses and rationalization provisions, which are not considered by management to be indicative of sustainable earnings. Investors are cautioned, however, that comparable net earnings should not be construed as an alternative to net earnings determined in accordance with GAAP to be used as an indicator of the Corporation's performance. Also, the Corporation's method of calculating comparable net earnings may not be comparable to measures used by others.

Volume
Three months ended June 30

(Hectolitres in millions)	2003 Estimated	2002 Actual
Industry volume in Canada(i)	5.87	5.66
Molson (Canada)	2.59	2.53
Molson production for shipment to the United States	0.53	0.54
Brazil	2.05	2.80
Total Molson volume	5.17	5.87

(i) Sources: Brewers Association of Canada, provincial liquor authorities and industry distribution companies.

Molson Canada Estimated Market Share (%)

Three months ended June 30	2003 Estimated	2002 Actual

Including sales of imports:		
Canada	44.1	44.7
Quebec/Atlantic	43.4	42.3
Ontario/West	44.5	46.0

Sources: Brewers Association of Canada, provincial liquor authorities and industry distribution companies.

Summary Financial Information by Business Unit

Three months ended June 30	Sales and Other Revenues		Net Sales Revenue		EBITDA		EBIT	
(Dollars in millions)	2003	2002	2003	2002	2003	2002	2003	2002
Canada	726.9	717.8	562.4	546.9	163.8	136.0(ii)	152.0	123.1(ii)
Brazil(i)	147.5	225.9	80.8	119.0	2.0	12.4	(3.2)	6.4
United States	22.0	24.8	18.6	20.9	(0.6)	(0.6)	(0.6)	(0.6)
Totals before non-recurring items	896.4	968.5	661.8	686.8	165.2	147.8	148.2	128.9
Gain on sale of 20% of operations in Brazil	-	-	-	-	-	64.2	-	64.2
Provisions for rationalization	-	-	-	-	(36.3)	(63.5)	(36.3)	(63.5)
Consolidated	896.4	968.5	661.8	686.8	128.9	148.5	111.9	129.6

(i) Results for the quarter ended June 30, 2002 include 100% of the results of the Corporation's Brazilian operations and the minority interest account reflects 20% of the net earnings of the Brazilian operations from April 18, 2002 thereafter.

(ii) Restated by $0.8 million reflecting the previously disclosed stock option expense.

Summary Financial Information in Local Currency

Brazil

	Three months ended June 30	
(Currency in millions)	BRL	CAD

	2003	2002	2003	2002
Sales and other revenues	314.7	360.0	147.5	225.9
Net sales revenue	172.5	190.0	80.8	119.0
EBITDA(i)	4.2	20.7	2.0	12.4
EBIT(i)	(6.9)	11.1	(3.2)	6.4

(i) Results for the quarter ended June 30, 2003 exclude the rationalization provision of $43.3 million. Results for the quarter ended June 30, 2002 exclude the gain on sale of 20% of Molson's operations in Brazil of $64.2 million and the rationalization provision of $63.5 million.

(ii) Results for the quarter ended June 30, 2002 include 100% of the results of the Corporation's Brazilian operations and the minority interest account reflects 20% of the net earnings of the Brazilian operations from April 18, 2002 thereafter.

United States

Three months ended June 30

(Dollars in millions)	USD		CAD		Molson 50.1% Share CAD	
	2003	2002	2003	2002	2003	2002
Sales and other revenues	31.5	31.9	44.0	49.5	22.0	24.8
Net sales revenue	26.6	26.9	37.1	41.8	18.6	20.9
EBITDA	(0.8)	(0.8)	(1.2)	(1.2)	(0.6)	(0.6)
EBIT	(0.9)	(0.8)	(1.3)	(1.2)	(0.6)	(0.6)

MOLSON INC.
CONSOLIDATED STATEMENTS OF EARNINGS - UNAUDITED

Three months ended June 30, 2003 and 2002 (Dollars in millions, except share and per share amounts)	2003	2002 (Restated)
Sales and other revenues	$ 896.4	$ 968.5
Brewing excise and sales taxes	234.6	281.7
Net sales revenue	661.8	686.8
Costs and expenses		
Cost of sales, selling and administrative costs	496.6	539.0
Gain on sale of 20% of operations in Brazil	-	(64.2)
Provisions for rationalization (note 3)	36.3	63.5
	532.9	538.3
Earnings before interest, income taxes and amortization	128.9	148.5
Amortization of capital assets	17.0	18.9
Earnings before interest and income taxes	111.9	129.6
Net interest expense	24.8	24.3

Earnings before income taxes	87.1	105.3
Income tax expense	42.4	12.7
Earnings before minority interest	44.7	92.6
Minority interest	10.0	8.1
Net earnings	$ 54.7	$ 100.7
Net earnings per share		
Basic	$ 0.43	$ 0.79
Diluted	$ 0.42	$ 0.77

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS - UNAUDITED

Three months ended June 30, 2003 and 2002 (Dollars in millions)	2003	2002
Retained earnings - beginning of year	$ 676.8	$ 460.3
Change in accounting policy(note 2)	(3.7)	-
Retained earnings - beginning of year, as restated	673.1	460.3
Net earnings	54.7	100.7
Cash dividends declared	(17.7)	(12.1)
Stock dividends declared	(0.1)	(0.7)
Excess of share repurchase price over weighted-average stated capital(note 6)	(18.6)	(37.7)
Retained earnings - end of period	$ 691.4	$ 510.5

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in millions)	June 30 2003	June 30 2002	March 31 2003
	(Unau-dited)	(Unau-dited) (Restated)	(Restated)
Assets			
Current Assets			
Cash	$ 3.8	$ 35.3	$ 12.2
Accounts receivable	236.2	250.0	197.3
Inventories	172.6	179.3	162.3
Prepaid expenses	79.7	52.8	65.4
	492.3	517.4	437.2
Investments and other assets	127.3	126.3	127.6
Property, plant and equipment	996.0	1,047.2	1,026.9
Intangible assets, excluding goodwill	1,572.1	1,611.5	1,552.5
Goodwill	817.3	816.1	770.4

	$4,005.0	$4,118.5	$3,914.6
Liabilities			
Current liabilities			
Accounts payable and accruals	$ 504.7	$ 611.2	$ 540.4
Provision for rationalization costs(note 3)	16.4	45.3	14.6
Income taxes payable	37.6	61.6	77.8
Dividends payable	17.8	12.8	14.0
Future income taxes	138.1	104.1	126.6
Current portion of long-term debt	64.4	44.9	40.6
	779.0	879.9	814.0
Long-term debt	1,207.0	1,353.0	1,180.0
Deferred liabilities	395.1	358.0	380.5
Future income taxes	358.4	325.3	355.0
Minority interest	154.3	185.1	152.1
	2,893.8	3,101.3	2,881.6
Shareholders' equity			
Capital stock	722.8	713.6	719.4
Contributed surplus	5.1	0.8	3.7
Retained earnings	691.4	510.5	673.1
Unrealized translation adjustments	(308.1)	(207.7)	(363.2)
	1,111.2	1,017.2	1,033.0
	$ 4,005.0	$ 4,118.5	$ 3,914.6

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

Three months ended June 30, 2003 and 2002 (Dollars in millions)	2003	2002 (Restated)
Operating activities		
Net earnings	$ 54.7	$ 100.7
Gain on sale of 20% of operations in Brazil	-	(64.2)
Provisions for rationalization(note 3)	36.3	63.5
Amortization of capital assets	17.0	18.9
Future income taxes	16.0	0.7
Minority interest	(10.0)	(8.1)
Funding of deferred liabilities in excess of expense	(40.8)	(18.7)
Other	(2.9)	(0.5)
Cash provided from operations before working capital and rationalization costs	70.3	92.3
Used for working capital	(161.3)	(96.3)
Rationalization costs	(4.4)	(9.7)
Cash used for operating activities	(95.4)	(13.7)

Investing activities		
Proceeds from sale of 20% of operations in Brazil	-	333.9
Additions to property, plant and equipment	(5.4)	(8.6)
Additions to investments and other assets	(1.5)	(0.6)
Proceeds from disposal of property, plant and equipment	14.4	-
Proceeds from disposal of investments and other assets	1.0	9.8
Cash provided from investing activities	8.5	334.5
Financing activities		
Increase in long-term debt	81.3	183.8
Reduction in long-term debt	(34.8)	(511.0)
Securitization of accounts receivable	65.0	28.0
Shares repurchased(note 6)	(22.5)	(44.5)
Cash dividends paid	(14.0)	(12.0)
Other	7.3	-
Cash provided from (used for) financing activities	82.3	(355.7)
Decrease in cash from continuing operations	(4.6)	(34.9)
Increase (decrease) in net cash from discontinued operations(note 8)	(4.7)	6.5
Decrease in cash	(9.3)	(28.4)
Effect of exchange rate changes on cash	0.9	(7.3)
Cash, beginning of period	12.2	71.0
Cash, end of period	$ 3.8	$ 35.3

The accompanying notes to the consolidated financial statements are an integral part of these statements.
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MOLSON INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the three months ended June 30, 2003 and 2002
(Dollars in millions, except share and per share amounts)

Note 1. Significant Accounting Policies
These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in note 1 of the consolidated financial statements for the year ended March 31, 2003, except as noted below. They do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2003 of Molson Inc.'s 2003 Annual Report.

Note 2. Change in Accounting Policies
Effective April 1, 2002, the Corporation adopted, on a prospective basis, the Canadian Institute of Chartered Accountants ("CICA") Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments". Effective April 1, 2003, the Corporation began to expense the cost of stock option grants, with a restatement of the prior period.
The Corporation determines the cost of all stock options granted since April 1, 2003 using a fair value method. This method of accounting uses

an option pricing model to determine the fair value of stock options granted and the amount is amortized over the period in which the related employee services are rendered. Further details are contained in note 5.

The effect of the Corporation's decision to begin expensing the cost of stock option grants, with a restatement of the prior period, was to reduce net earnings for the three-month periods ended June 30 by $1.4 in fiscal 2004 and by $0.8 in fiscal 2003. Opening retained earnings for fiscal 2004 was reduced by $3.7 reflecting the full year effect of fiscal 2003 stock option expense.

Note 3. Provisions for Rationalization
During the first quarter of fiscal 2004, the Corporation recorded a charge of $43.3 relating to the closure of the Ribeirao Preto plant in Brazil represented by fixed asset write-downs of $37.5 and employee severance and other closure costs of $5.8. The remaining accrual at June 30, 2003 is $2.7.

Also in the first quarter of fiscal 2004, the Corporation completed a sale of a residual property adjacent to the Barrie brewery. A pre-tax gain of $7.0 was recorded in the provision for rationalization line in the statement of earnings which is consistent with the original Barrie plant closure provision.

During the first quarter of fiscal 2003, the Corporation recorded a pre-tax charge of $63.5 relating to two plant closures of the Bavaria business as well as the termination costs relating to the former Bavaria distribution network. The charge represents primarily the write-down of fixed assets and employee severance costs as well as the distribution termination costs. The balance of the provision is nil and all closure activities and costs have been completed and paid.

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Note 4. Earnings per Share
The following is a reconciliation of the basic and diluted earnings per share computations for net earnings:

	2003	2002 (Restated)
Net earnings	$54.7	$100.7
Weighted average number of shares outstanding - (millions)		
Weighted average number of shares outstanding - basic	126.8	127.5
Effect of dilutive securities	2.2	2.7
Weighted average number of shares outstanding - diluted	129.0	130.2

The dilutive effect of outstanding stock options on earnings per share is based on the application of the treasury stock method. Under this method, the proceeds from the potential exercise of such stock options are assumed to be used to purchase Class "A" non-voting shares ("common shares"). During the first three months of fiscal 2004, options to purchase 667,700 (fiscal 2003 - 686,000) common shares were not included in the calculation of diluted earnings per share as the exercise price

exceeded the average market price of the shares in the three-month period.

>>

Note 5. Stock-Based Compensation
The Corporation has a stock option plan for eligible employees and non-employee directors of the Corporation, under which Class "A" non-voting shares of the Corporation may be purchased at a price equal to the market price of the common shares at the date of granting of the option. Effective June 30, 2002, the plan was amended to terminate the stock appreciation rights associated with the plan so that each outstanding award consists solely of an employee stock option. The options vest over a period of two, three, four or five years and are exercisable for a period not to exceed ten years from the date of the grant. At June 30, 2003, there were 5,716,883 (2002 - 5,659,884) stock options outstanding and 1,686,795 (2002 - 2,601,070) stock options available for future grants. During the first three months of fiscal 2004, the Corporation granted 868,800 (2002 - 746,200) stock options at exercise prices ranging between $32.31 and $36.96 (2002 - ranging between $33.82 and $36.79).

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during the three-month period: dividend yield of 1.6 percent (2002 - 2.0 percent); expected volatility of 25.5 percent (2002 - 24.0 percent); risk-free interest rate of 4.4 percent (2002 - 5.1 percent); and an expected life of 6.0 years (2002 - 6.0 years). The weighted average fair value of options granted in the three-month period is $9.23 (2002 - $9.87) per share.

Additional information on the Corporation's stock option plan is included in note 17 of the Corporation's 2003 Annual Report.

The Corporation's contributions to the employee share ownership plan ("MESOP") of $0.4 (2002 - $0.1) were charged to earnings during the three-month period.

As at June 30, 2003, 157,379 (2002 - 134,629) Deferred Share Units ("DSU's") are outstanding. For the three-month period ended June 30, 2003, $0.2 (2002 - $0.2) was charged to earnings representing the accrual for services provided in the period which were paid with the issuance of DSU's.

Note 6. Capital Stock
During the three month period ended June 30, 2003, the Corporation repurchased 690,700 (2002 - 1,100,000) Class "A" shares at prices ranging between $32.15 and $33.05 (2002 - ranging between $34.55 and $38.16) per share as part of its previously announced normal course issuer bid. The total number of Class "A" and Class "B" shares outstanding at June 30, 2003, was 127,003,023 (2002 - 126,979,091). Of the total amount of $22.5 (2002 - $44.5) repurchased, $3.9 (2002 - $6.8) was charged to capital stock based on the weighted-average stated capital with the excess of $18.6 (2002 - $37.7) being charged to retained earnings.

<<
Note 7. Segment Disclosures
The Corporation's business is producing and marketing beer and other malt-based beverages. Its business units are located in three main geographic regions: Canada, Brazil and the United States.

The Corporation's operations in Canada experience seasonal fluctuations in revenues with the first and second quarters being higher and the fourth quarter generally being the lowest. Revenues from the Brazilian operations are also seasonal, which could partially offset the pattern in Canada.

These segments are managed separately since they all require specific market strategies. The Corporation assesses the performance of each segment based on operating income or EBIT.

Accounting policies relating to each segment are identical to those used for the purposes of the consolidated financial statements. Management of interest expense and income tax expense are centralized and, consequently, these expenses are not allocated among operating groups. Inter-segment revenues reflect transactions made on an arms-length basis.

	Canada		Brazil	
	2003	2002	2003	2002
Revenues from external customers	726.9	717.8	147.5	225.9
Inter-segment revenues	11.0	11.8	2.6	-
EBIT	159.0(i)	123.1(ii)	(46.5)(iii)	7.1(iv)
Assets	2,602.2	2,556.8	1,239.7	1,394.8
Goodwill	198.0	198.0	619.3	618.1
Amortization of capital assets	11.7	12.9	5.2	6.0
Additions to capital assets	3.3	1.7	2.1	6.9

	United States		Consolidated	
	2003	2002	2003	2002
Revenues from external customers	22.0	24.8	896.4	968.5
Inter-segment revenues	-	-	13.6	11.8
EBIT	(0.6)	(0.6)	111.9	129.6
Assets	163.1	166.9	4,005.0	4,118.5
Goodwill	-	-	817.3	816.1
Amortization of capital assets	0.1	-	17.0	18.9
Additions to capital assets	-	-	5.4	8.6

(i) Includes the $7.0 gain on sale of a property in Canada.
(ii) Restated by $0.8 to reflect the previously disclosed stock option expense.
(iii) Includes a provision for rationalization of $43.3.
(iv) Includes the gain on sale of 20% of Molson's Brazilian operations of $64.2 and a provision for rationalization of $63.5.
>>

Note 8. Discontinued Operations
Cash used for discontinued operations of $4.7 ($6.5 source of cash in fiscal 2003) was for operating activities.

Note 9. Comparative Figures
Certain comparative figures have been restated to conform to the current period's basis of presentation.
%SEDAR: 00001968EF

/For further information: Media - Sylvia Morin, Vice President, Corporate Affairs, (514) 590-6345 ; Investors and analysts - Danielle Dagenais, Vice President, Investor Relations, (514) 599-5392/
(MOL.A. MOL.B.)

CO: Molson - Investors; Molson - News Room

CNW 10:31e 29-JUL-03



CONFIDENTIAL

August 1, 2003

BY COURIER

TSX Regulation Services
Suite 1100
1000 Sherbrooke Street West
Montreal, Quebec H3A 3G4

Attention: Ms. Martine Valcin, Regulatory Coordinator, Montreal

Dear Sirs:

Re: Molson Inc. (the "Company")
Amendment to the Stock Option Plant (the "Plan")
Your File Number: PJ-03-07-0005

Further to your letter dated July 29, last, please find attached the following:

1. the certified copy of the Board of Directors' resolution approving the Amendment; and
2. our cheque number 017678 in the amount of $802.50 made out to the order of the Toronto Stock Exchange representing the filing fee of $750.00 plus 7% GST.

Thank you for your kind assistance in this matter.

Yours truly;

MOLSON INC.



per: Joel Cabelli,
Corporate Counsel

JC/amb
Encl.

Commencé
1132084

Molson Inc.
1555 Notre Dame Street East, Montreal, Quebec, Canada H2L 2R5
Telephone: (514) 521-1786 • Facsimile: (514) 590-6358 • www.molson.com

W:\Corpo\Molson Inc\Stock Option Plan\tse-let.doc

20

COPY

MOLSON INC.
RESOLUTION OF THE BOARD OF DIRECTORS

JUNE 19, 2003

Modification to the 1988 Canadian Stock Option Plan

Upon motion duly made, seconded and unanimously carried, it was RESOLVED:

THAT the modification paragraph 5 of to the 1988 Canadian Stock Option Plan as annexed to these minutes be hereby approved.

CERTIFIED to be a true copy of a resolution of the Board of Directors of Molson Inc. dated June 19, 2003, which resolution is now in full force and effect.

DATED at Montreal, Quebec this 29th day of July, 2003.



Marie Giguère,
Secretary

Insider transaction detail - View details for insider

2003-08-02 17:26 ET

Transactions sorted by : **Insider**
Insider company name : **Molson Inc. (Starts with)**
Equity securities : **American Depository Receipts, Common Shares, Convertible Preferred Shares, Exchangeable Shares, General Partnership Units, Instalment Receipts, Limited Partnership Units, Multiple Voting Shares, Non-Voting Shares, Participation Units, Preferred Shares, Special Shares, Subordinate Voting Shares, Trust Units, Units, Other**

Insider name: Molson Inc.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance
Issuer name: Molson Inc.								
Insider's Relationship to Issuer: 1 - Issuer								
Security designation: Common Shares Class 'B'								
52579	2003-04-09	2003-07-31	Direct Ownership :	00 - Opening Balance-Initial SEDI Report				
Security designation: Non-Voting Shares Class 'A'								

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance
52578	2003-04-09	2003-07-31	Direct Ownership :	00 - Opening Balance-Initial SEDI Report				
53895	2003-08-01	2003-08-01	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+60,300	34.9896	60,300	
53900	2003-08-01	2003-08-01	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-60,300	34.9896	0	



Le 15 juillet 2003

Directeur, Loi canadienne sur les sociétés par actions
Tours Jean Edmonds, sud
9ième étage
365 avenue Laurier ouest
Ottawa (Ontario)
K1A 0C8

Objet : Molson inc. – no de société : 394425-5

À qui de droit,

Veuillez trouver sous pli, en double exemplaire, un avis de changement des administrateurs pour la société mentionnée en rubrique.

Nous joignons également une enveloppe dûment affranchie pour le retour d'un exemplaire du document.

Cordialement,

Carole Gagnon
Secrétariat corporatif

Téléphone : (514) 590-6338
Télécopieur : (514) 590-6358
Courriel : *cxgagnon@molson.com*

p.j.

Molson Inc.
1555, rue Notre-Dame Est, Montréal (Québec) Canada H2L 2R5
Téléphone : (514) 521-1786 • Télécopieur : (514) 590-6358 • www.molson.com



Industry Canada — Industrie Canada

Canada Business Corporations Act — Loi canadienne sur les sociétés par

FORM 6
NOTICE OF DIRECTORS, OR NOTICE OF CHANGE OF DIRECTORS OR NOTICE OF CHANGE OF ADDRESS OF A PRESENT DIRECTOR [SECTIONS 106 AND 113(l)]

FORMULE 6
LISTE DES ADMINISTRATEURS, AVIS DE CHANGEMENT DES ADMINISTRATEURS OU AVIS DE CHANGEMENT D'ADRESSE D'UN ADMINISTRATEUR ACTUEL [ARTICLES 106 ET 113(l)]

24

1 -- Name of the Corporation - Dénomination sociale de la société	2 -- Corporation No. - N° de la société
Molson Inc.	394425-5

3 -- The following persons became directors of this corporation - Les personnes suivantes sont devenues administrateurs de la présente société

Name - Nom	Effective Date Date d'entrée en vigueur	Residential Address - Adresse domiciliaire	Resident Canadian - Y/N Résident canadien - O/N
John E. Cleghorn	Jun 19 2003	120 Roxborough, Toronto, Ontario, Canada, M4W 1W1	Yes

4 -- The following persons ceased to be directors of this corporation - Les personnes suivantes ont cessé d'être administrateurs de la présente société

Name - Nom	Effective Date Date d'entrée en vigueur	Residential Address - Adresse domiciliaire

5 -- The directors of this corporation now are - Les administrateurs de la présente société sont maintenant

Name - Nom	Residential Address - Adresse domiciliaire	Resident Canadian - Y/N Résident canadien - O/N
Daniel J. O'Neill	3803 The Boulevard, Westmount, Quebec, Canada, H3Y 1T3	Yes
Daniel W. Colson	19 Hanover Terrace, Regent's Park, London, England, NW1 4RJ	Yes

6 -- Change of address of a present director - Changement d'adresse d'un administrateur actuel

Name - Nom	Effective Date Date d'entrée en vigueur	Former Residential Address Adresse domiciliaire précédente	New Residential Address Nouvelle adresse résidentiel

Date	Signature	7 -- Capacity of - En qualité de
	[signature]	Sr. VP, Chief Legal Officer & Secretary
For Departmental Use Only À l'usage du ministère seulement Filed Déposée	Printed Name - Nom en lettres moulées Marie Giguère	



IC 3103 (2001/11) DSG 11/2001

5 - The directors of this corporation now are — Les administrateurs de la présente société sont maintenant

Name - Nom	Residential Address - Adresse domiciliaire	Resident Canadian - Y/N Résident canadien - O/N
David P. O'Brien	906 Riverdale Avenue SW, Calgary, Alberta, Canada, T2S 0Y6	Yes
Donald Guy Drapkin	Rio Vista Drive, P.O. Box 1040, Alpine, New Jersey, United States, 07620	No
Eric H. Molson	38 Rosemount Avenue, Westmount, Quebec, Canada, H3Y 3G7	Yes
Francesco Bellini	307 Portland Avenue, Mount Royal, Quebec, Canada, H3R 1V4	Yes
Hugh Sanford Riley	34 Avonherst Street, Winnipeg, Manitoba, Canada, R3M 2V1	Yes
John E. Cleghorn	120 Roxborough, Toronto, Ontario, Canada, M4W 1W1	Yes
Lloyd I. Barber	800 Green Avenue, P.O. Box 510, Regina Beach, Saskatchewan, Canada, S0G 4C0	Yes
Luc Beauregard	3091 Jean-Girard, Montreal, Quebec, Canada, H3Y 3L1	Yes
Luiz Otavio Possas Goncalves	190-Sion Rua Boa Esperanca, Belo Horizonte - MG, Brazil, 30310-730	No
Matthew W. Barrett	15 South Street, London, England, W1K 2XB	Yes
R. Ian Molson	14 Mallord Street, London, England, S3W 6DU	Yes
Robert A. Ingram	3624 Dover Road, Durham, North Carolina, United States, 27707	No
Stephen T. Molson	411 Clarke Street, Westmount, Quebec, Canada, H3Y 3C3	Yes


MOLSON
M
1786

MOLSON INC.

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED MARCH 31, 2003

JULY 29, 2003

TABLE OF CONTENTS

Forward-Looking Statements

This Annual Information Form contains certain "forward-looking statements" reflecting management's current expectations which are only predictions and therefore involve a number of risks and uncertainties. Forward-looking statements may be identified by the use of words such as "believes", "intends", "expects", "may", "will", "should", or "anticipates", or negative equivalents of those words or comparable terminology, and by discussions of strategies that involve risks and uncertainties. The actual events or results may differ materially from those expressed or implied by forward-looking statements, as a result of many factors including but not limited to the beer industry competitiveness and pricing environment, the economic and political environments, the foreign exchange and interest rates (see "Risk Factors"). The Corporation has no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

MOLSON INC.

ANNUAL INFORMATION FORM

ITEM 1 - DATE OF ANNUAL INFORMATION FORM

This Annual Information Form (the "Annual Information Form") is dated as of July 29, 2003. Except as otherwise indicated, the information contained in the Annual Information Form is stated as at March 31, 2003. All dollar amounts referred to in the Annual Information Form are *expressed in Canadian dollars, unless otherwise indicated.*

ITEM 2 - CORPORATE STRUCTURE

2.1 NAME AND INCORPORATION

Molson Inc. was incorporated under the laws of Canada in 1930 and became a public corporation in 1945. The Corporation was continued under the *Canada Business Corporations Act* in 1979 and was amalgamated with a wholly-owned subsidiary in 1980. In 1993, the share provisions relating to the Corporation's Class "A" non-voting shares and Class "B" common shares were amended to provide a "coattail" for the Class "A" non-voting shares. In 1997, the articles of the Corporation were amended to provide the board of directors with the flexibility to appoint additional directors between shareholders' meetings in a timely manner and without incurring the expense of a shareholders' meeting. In 1999, the articles of the Corporation were amended to change the name from The Molson Companies Limited to Molson Inc. On August 28, 2001, a two-for-one subdivision of all Class "A" non-voting shares and Class "B" common shares of the Corporation was approved in a special meeting of the shareholders and became effective on the Toronto Stock Exchange on September 6, 2001.

On November 7, 2001, a normal course issuer bid was approved allowing Molson to purchase for cancellation 4,500,000 Class "A" non-voting shares and 900,000 Class "B" common shares. The normal course issuer bid became effective December 14, 2001 and expired on December 13, 2002. On March 14, 2003, the Corporation extended the normal course issuer bid, which expires on March 12, 2004, to purchase for cancellation 3,141,000 Class "A" non-voting shares and 674,760 Class "B" common shares.

During the year ended March 31, 2003, the Corporation repurchased 1,281,275 Class "A" non-voting shares and 100,000 Class "B" common shares at prices ranging between $31.62 and $38.16 per share as part of the normal course issuer bid. The total number of Class "A" non-voting shares and Class "B" common shares outstanding at March 31, 2003 was 127,223,581.

The address of the registered and executive offices of the Corporation is 1555 Notre-Dame Street East, Montreal, Quebec, H2L 2R5.

In the Annual Information Form, the terms "Corporation" and "Molson" refer to Molson Inc. and its respective subsidiaries, associates and interests in joint ventures and other entities unless the context otherwise requires.

2.2 INTERCORPORATE RELATIONSHIPS

The following corporate organizational chart of Molson details the name, percentage of interest and jurisdiction of incorporation of the Corporation's main operating subsidiaries which are either consolidated or proportionately consolidated. Other operations, which in the aggregate

represent less than 10% of the total consolidated revenues and of the total consolidated assets of the Corporation, are not specifically discussed herein.

Corporate Organizational Chart of Molson


MOLSON INC.
(Canada)
80%
100%
49.9%
50.1%
Cervejarias Kaiser Brasil S.A. (Brazil)
Molson Canada (Ontario)
Coors Canada (Ontario)
Molson USA, LLC (Delaware)

The Corporation and its wholly-owned subsidiary, Carling O'Keefe Breweries of Canada Limited, collectively have a 100% interest in Molson Canada and a 49.9% interest in Coors Canada both of which are Ontario partnerships. In addition, the Corporation owns an 80% interest in Cervejarias Kaiser Brasil S.A., which is incorporated under the laws of Brazil, and a 50.1% interest in Molson USA, LLC, which is incorporated in Delaware in the United States.

ITEM 3 - GENERAL DEVELOPMENT OF THE BUSINESS

3.1 BUSINESS OVERVIEW

Molson Inc. is the largest brewer in Canada and the fifteenth largest brewer in the world. Molson's business traces its brewing heritage to the founding of the Molson brewery in Montreal in 1786. While the Corporation's business has expanded and diversified over its long history, the Corporation decided in 1996 to refocus its activities exclusively on brewing, marketing and distribution of alcoholic beverages in order to be better positioned for the consolidation of the brewing business worldwide.

The implementation of this strategy led to a reorganization of the Corporation's business in Canada, an effort to strengthen the Corporation's brands in the United States and the acquisition of Bavaria S.A. in fiscal 2001 and Cervejarias Kaiser Brasil S.A. in fiscal 2002.

3.1.1 Three-Year History

A. Canada

Molson Canada

Molson's brewing operations are carried on in Canada through an Ontario general partnership that is owned by the Corporation and Carling O'Keefe Breweries of Canada Limited, a wholly-owned subsidiary.

As part of the Corporation's efforts to increase efficiencies, two significant cost savings initiatives were launched in Canada since fiscal 2000.

The first was announced in September 1999, following a comprehensive benchmarking assessment of the Corporation's financial and administrative processes against 85 other companies. The objective of this $100 million cost savings program, increased to $150 million in March 2002, involved the areas of capacity utilization, procurement, distribution, organization and marketing and sales throughout the last three fiscal years. This program has exceeded its target and delivered $152 million in savings.

The second cost savings program, with a $100 million in additional savings expected over the fiscal 2004 to 2006 timeframe, was announced in March 2002 and was increased to $125 million on March 7, 2003. This further initiative is expected to deliver cost savings over a period of three years in four areas: production, procurement, distribution and organizational effectiveness.

The production module, with approximately $40 million in expected savings, covers brewing, packaging, bottling lines and maintenance practices and utilities. Besides production cost savings, this module will contribute to the modernization of the Corporation's production equipment and processes, designated as a "Renaissance in Brewing", and will contribute towards the Corporation's mission of becoming one of the "Best in Class" brewers in the world. In fiscal 2003, the Corporation modernized its Vancouver can line which is now fully operational. A new packing line in Edmonton and a new bottling line in Toronto were also completed and put into operation in the fourth quarter of fiscal 2003. Montreal bottling lines were redesigned and major process changes were implemented at the St. John's Brewery in collaboration with the union. These initiatives followed efforts already deployed by the Corporation in the last three years, including the consolidation of the Ontario brewing operations through closure of the Barrie and Regina breweries in September 2000 and July 2002.

The procurement module, with approximately $35 million in expected savings, will build on the strategies and initiatives begun in the original cost savings project and continue to move Molson towards strategic sourcing of materials and services. The Corporation also expects to capitalize on its growing global profile through synergies between its Canadian and Brazilian operations. Supply agreements with global partners will benefit from Molson's North-American and South-American businesses' high and low seasons and the maximizing of the total supply chain's capacity utilization.

The distribution module, with approximately $40 million in expected savings, covers the Corporation's warehouse and distribution network across Canada. As part of this module, Molson announced the execution of co-distribution agreements to distribute non-alcoholic beverages to its clients in the Province of Quebec through its distribution network to increase the productivity of its fleet and warehouse networks. Molson also announced on March 24, 2003 the opening of a new distribution centre in the Montreal region and the downsizing of its regional warehouse network in the Province of Quebec.

The organizational effectiveness module covers the implementation of the SAP system which will allow the Corporation to improve its business processes and significantly reduce its costs of business. The SAP system implementation mentioned above was announced in April 2001 and when fully implemented, will provide immediate integrated data to employees regarding company activities, allowing them to make more informed decisions. Phase 1 of the implementation, completed in April 2002, addressed the financial processes and gave employees access to a new Business Data Warehouse. Phase 2 will address the following functional areas: supply chain, planning module and sales and distribution business processes. Phase 2 will be implemented across the country in a sequential roll-out by plant during fiscal 2004.

During fiscal 2003, the Corporation appointed a Senior Vice President of Global Costs to oversee its cost savings programs and to institute processes, structures and measurements to ensure that these programs are successfully executed. All savings initiatives are measured against a baseline cost at project inception and must result in sustainable yearly cost reductions. A financial tracking and reporting system has been developed to report on the progress and to validate the amount of savings.

Moosehead Breweries Limited

In June 2000, Molson terminated the Moosehead Molson Partnership created in 1995 and regained responsibility for the marketing and sales of its products in Nova Scotia, New Brunswick and Prince Edward Island and set up a new sales and distribution organization for this purpose. Moosehead Breweries Limited continues to brew the *MOLSON CANADIAN* brand for those provinces. Since that date, Molson has increased its market share in those three provinces from approximately 8.0% to approximately 9.6%.

Coors Canada

Coors Canada, an Ontario partnership, is owned 50.1% by Coors Canada Inc., a wholly-owned subsidiary of Adolph Coors Company, and 49.9% by the Corporation. Coors Canada is responsible for the management of the Coors brands in Canada. Pursuant to agreements between Molson and Coors Canada, Molson is authorized to brew, distribute and sell Coors brands in Canada and currently brews, distributes and sells the *COORS LIGHT* brand in Canada. In fiscal 2001, the partnership and licensing agreements between Molson and Coors were extended for an indefinite period and included the addition of Molson performance standards for the Coors brand. These agreements enable Molson to test and, if the test market is successful, launch light beers in Canada. During fiscal 2003, sales volumes of *COORS LIGHT* and Coors Canada earnings achieved significant growth despite an aggressive competitive environment.

B. <u>Brazil</u>

Bavaria S.A.

On December 21, 2000, the Corporation entered the South American beer market with the purchase of the Bavaria brand and brewing facilities, from Companhia de Bebidas das Américas ("AmBev"). The sale of the Bavaria brand was directed by Brazilian regulatory authorities as a condition for the approved merger of Brazil's top two brewers, Antarctica and Brahma, which now operate as AmBev.

The Brazilian beer market is approximately four times the size of the Canadian market with an annual consumption estimated at approximately 85 million hectolitres for 2002 by the Brazilian association of beers producers.

Under the terms of the agreement, Molson acquired the shares of Bavaria S.A. with assets that included the Bavaria brand and five breweries for US$94.3 million – with additional amounts payable contingent on the attainment of certain market share thresholds. These thresholds had not been attained in fiscal 2003.

Cervejarias Kaiser Brasil S.A.

On March 18, 2002, the Corporation purchased 100% of the shares of Cervejarias Kaiser Brasil S.A. ("Kaiser"), the second largest brewer in Brazil, for US$765 million. The acquisition included the Kaiser brands and eight brewing facilities in Brazil. The acquisition was financed with US$182 million in cash, US$150 million in Molson Inc. Class "A" non voting shares (or 7,785,878 shares) and debt of approximately US$395 million, including cash acquired and before transaction costs. The 7,785,878 Class "A" non voting shares must be held by the vendor until March 18, 2004. As part of the transaction, Kaiser continues to have access to the Coca-Cola distribution system in Brazil. Responsibility for the distribution of the Bavaria brand, which was assumed by AmBev prior to the Kaiser acquisition, was transferred to Kaiser.

On April 17, 2002, Heineken N.V. ("Heineken") acquired 20% of Molson's operations in Brazil for a purchase price of approximately US$218 million. As part of the transaction, the Corporation and Heineken signed a new licensing agreement for the Heineken brands in Brazil and extended the Canadian distribution agreement of Heineken products for ten years to 2012.

With the Kaiser acquisition, Molson's market share in Brazil has increased from approximately 3.1% prior to the acquisition to approximately 14.6% as at March 31, 2003 (down 2.4% when compared to the year ended March 31, 2002), making it the second largest brewer in Brazil and the fifteenth largest brewer in the world.

On May 9, 2002, the Corporation announced a cost savings program of R$100 million (increased to R$200 million in 2003) to improve the cost structure of its Brazilian operations and on June 20, 2002, following an assessment of its cost structure and geographic considerations, the Corporation announced the closing of its Brazilian breweries located in Divinópolis, Camaçari and Getúlio Vargas. On June 25, 2003, the Corporation closed its brewery located in Ribeirão Preto (São Paulo).

During fiscal 2003, Kaiser's primary focus was to strengthen the leadership position of *KAISER PILSEN* and to reduce the distribution and pricing gaps compared to its main competitor. This priority will remain for fiscal 2004.

C. <u>United States</u>

Molson USA

From December 1997 to December 29, 2000, Molson and Foster's brands were marketed and distributed in the United States by an entity in which Miller Brewing Company ("Miller") held a 50.1% interest and the Corporation and Foster Brewing Group ("FGB"), through direct or indirect subsidiaries, each held a 24.95% interest. Miller acted as manager of that entity and provided the administrative, selling and marketing services required by that organization.

Effective December 29, 2000, Molson completed a transaction with Miller and FBG for the repurchase of the marketing and distribution rights to the Molson brands in the United States for US$133 million. As part of the transaction, Molson executed amended license agreements covering both Miller and Foster's products in Canada and reconfirmed a long-term production agreement with Foster's for export to the United States.

This transaction was followed by the completion, on January 2, 2001, of the sale of a 49.9% interest in Molson's US business (operating as Molson USA, LLC ("Molson USA")) to Coors Brewing Company ("Coors") for total cash consideration of US$65 million. Offices for Molson

USA, the dedicated business unit with responsibility for Molson brands in the United States, were established in Golden, Colorado. The repurchase of the Molson marketing and distribution rights in the United States and the partnership with Coors allow Molson to take control of a growth opportunity to rebuild the Molson brand in the United States. Molson USA markets and distributes Molson owned brands which include *MOLSON CANADIAN*, *CANADIAN LIGHT*, *MOLSON ICE* and *MOLSON GOLDEN* in the United States. Under the partnership agreement, Coors provides certain sales, distribution and administrative services required by this organization.

Molson Canada has an exclusive license to brew *FOSTER'S LAGER* in Canada for sale in Canada and the United States, and to brew *FOSTER'S SPECIAL BITTER* in Canada for sale in the United States. Molson Canada also brews Molson's trademark products in Canada for sale in the United States.

While Molson trademark products are available throughout the United States, including Alaska and Hawaii, the majority of sales are concentrated in the eastern region of the United States. During fiscal 2003, Molson USA's first priority was to increase momentum on the *CANADIAN* trademark while reducing the decline of the *GOLDEN* and *ICE* brands. The *CANADIAN* trademark grew its volume by 39% in fiscal year 2003. Molson USA is improving the alignment of its distributor network with Coors. It now has 510 distributors of which 390 are Coors distributors compared to 328 last year. It has also increased the number of hired dedicated sales personnel. Approximately 88% of Molson USA's current volume is now covered by its own dedicated sales force.

3.2 BUSINESS STRATEGY

The Corporation's business strategy focuses on five main objectives: operating profit growth, market share growth, volume growth, organizational renewal and quality, with the last two objectives added as enablers for the first three.

The Corporation intends to achieve its objectives of operating profit growth through further cost savings in Canada, synergies from the merger of Bavaria and Kaiser in Brazil including the narrowing of the pricing and distribution gaps with its main competitor, improving performance in the United States and a continued company wide focus on Molson's Economic Value Added program ("EVA®").

To achieve market share growth, the Corporation will focus on targeted regional markets in Canada, growing core brands, developing new products and product innovations. In the United States, greater efforts will be expended on the "on-premise market". In Brazil, the Corporation is focusing on its flagship *KAISER PILSEN* brand.

To achieve volume growth, the Corporation will target regional growth in Canada (Manitoba, Maritimes and Ottawa) and acquisitions consistent with the international strategy.

Organizational renewal consists of building a world Class human resources team, driving leadership talent development, improving employee involvement, implementing cost effective compensation and benefits and establishing positive union relations.

Quality improvements include quality and consistency of incoming new materials, targeting consistent manufacturing, maintaining customer satisfaction, and the development of world Class technical teams as well as improving the innovation process. This will mainly be achieved through the "Renaissance in Brewing" project.

3.3 INTERNATIONAL TRENDS

In various international beer markets, the on-going consolidation process will continue to reduce the number of participants. According to Plato Logic, an international supplier of beer global

data, the top 10 brewers have a combined 52% share of global consumption as of March 2003, versus 43% in 1999. Of these 10 brewers, 8 have either maintained or increased their share of the global market in 2002 compared to 1999. For the same period of time, the top 10 brands have remained at a combined 20% share of global consumption. As consolidation continues, the top 10 brands are likely to capture a greater share of the market through acquired distribution by their respective brand owners.

ITEM 4 - NARRATIVE DESCRIPTION OF THE BUSINESS

4.1 GENERAL DESCRIPTION

The Corporation, with five breweries in Canada and ten breweries in Brazil (on June 25, 2003, the Corporation closed its brewery located in Ribeirão Preto (São Paulo) bringing the total number of breweries in Brazil to nine), brews, bottles, packages, markets and distributes over 80 owned or licensed brands of beer in Canada, Brazil and the United States.

4.2 MAIN MARKETS

4.2.1 Canada

The Canadian brewing industry is a mature market. It is characterized by aggressive competition for volume and market share from regional brewers, microbrewers and certain foreign brewers, as well as Molson's foreign-controlled domestic competitor. These competitive pressures require significant annual investment from the Corporation in marketing and selling activities.

There are three major beer segments: super premium, which includes imports and represents 12% of total sales; premium, which includes the majority of domestic brands and the light subsegment and represents 70% of total sales; and the discount segment which represents 18% of total sales.

Total industry volume in Canada is sensitive to factors such as weather, changes in demographics and consumer preferences. Consumption of beer in Canada is also seasonal with approximately 40% of industry sales volume occurring during the four months from May to August. For the year ended March 31, 2003, estimated industry sales volume in Canada, including sales of imported beers, increased by approximately 0.2% to approximately 21.1 million hectolitres.

Imported beer volume in Canada has increased by 46% over the past five years, achieving over 8% share of total industry volume during the year ended March 31, 2003. During this same timeframe, domestically produced volume remained fairly stable.

The domestic brewing industry is comprised principally of two major brewers whose combined market share is approximately 87% of beer sold in Canada. In comparison, the top three brewers in the United States represent approximately 79% of that market.

Foreign brands licensed for brewing and sale in Canada play a larger role domestically than have direct imports. The three major US brewers are among the foreign producers which licensed Canadian brewers, including Molson, to brew market and distribute their brands in Canada.

The Ontario and Quebec markets account for approximately 63% of the total beer market in Canada. The top ten brands in Canada account for approximately 58% of the packaged market in Canada in fiscal 2003, including *MOLSON CANADIAN* which remains the leading brand in English Canada with approximately 12% market share.

The industry in Canada as a whole has taken a number of measures to reduce costs and improve its ability to compete. In order to eliminate excess capacity, Molson has closed ten breweries since 1989, including the Barrie brewery which closed in September 2000, and the Regina brewery, which closed in July 2002. In Ontario, the distribution and retail system operated by Brewers Retail Inc. (of which Molson is a shareholder) is pursuing opportunities to modernize the retail business to enhance industry sales, while seeking increased efficiencies in the wholesale operation.

Molson and the majority of Canadian brewers make use of a common refillable bottle in Canada, resulting in environmental benefits and significantly reduced distribution, warehousing and sorting costs.

4.2.2 Brazil

Brazil with its approximate consumption of approximately 85 million hectolitres of beer annually is the world's fourth largest beer market, about four times the size of the Canadian market. The Brazilian beer market is highly concentrated with three major competitors holding over 90 of the market and features a growing young adult market. The *per capita* consumption of beer in Brazil was approximately 49 litres in 2001. With the acquisition of Bavaria and Kaiser, Molson positioned itself as the second largest brewer in Brazil with a combined volume of 12 million hectolitres of annual beer production in fiscal 2003. Approximately 60% of Kaiser's sales are concentrated in Brazil's southern region and in its southeastern region (São Paulo region).

4.2.3 United States

In the United States, the Corporation markets its brands in the import segment which represents over 11% of the total US beer market. The import segment in the United States grew over 6% in 2002 and is the largest growing import market in the world. Distributors play an important role in the growth of the Molson brands in individual regional markets. As a result, in fiscal 2003, Molson continued to align itself selectively with local market distributors committed to and focused on the growth of the Molson brands.

4.3 MARKETING

Competing in the beer market involves a wide range of marketing and sales activities. Molson sustains its competitive leadership by striving to clearly position and promote its core brands in the marketplace.

4.3.1 Canada

A key element of Molson's marketing strategy in Canada is to increase the effectiveness of its marketing initiatives by tailoring them to reach key consumers. Molson looks to empirical research and consumer insight to ensure it allocates spending to those mechanisms that influence brand adoption and drive sales. Rigorous testing of advertisements is done both qualitatively and quantitatively with consumers during the development stage. Molson believes that the long-term success of core brands depends on advertising and promotions that represent the brands in ways that are relevant and meaningful to targeted consumers through unique brand positioning.

The marketing team in Canada is responsible for strategic consumer marketing, including overall strategy, creative development and promotions. It works closely with regional sales personnel to execute the strategy effectively towards leveraging local knowledge and relationships with local licensees, retailers and other marketing channels. The Corporation's strategic marketing efforts in Canada are focused on the core brand portfolio comprising *MOLSON CANADIAN*, *MOLSON DRY*, *MOLSON SMOOTH DRY*, *MOLSON EXPORT*,

EXPORT LIGHT, *RICKARD'S*, *COORS LIGHT*, *CORONA* and *HEINEKEN*, as well as the addition of a new Brazilian import – *A MARCA BAVARIA* and certain regional brands.

4.3.2 Brazil

The Corporation's strategic marketing efforts in Brazil are focused on the core brand portfolio comprising the *KAISER PILSEN* and *BAVARIA* brands. In fiscal 2004, the Corporation will concentrate on reconfirming the *KAISER PILSEN* leadership position in regions where it is a primary brand and on accelerating its development in the on-premise market.

4.3.3 United States

Marketing activity is generally local in nature and is focused on core markets in the Northeast and Midwest. The on-premise trade receives particular attention as it is an important channel for creating consumer trials for Molson's brands. Increased marketing efforts in California and Florida, two key import markets, have been undertaken. Key programs include "Twin Labels" and "Chiller Breach" promotions.

4.4 BRANDS

The Corporation markets a wide range of brands designed to appeal to a variety of consumer preferences.

4.4.1 Canada

A. Molson Owned Brands

The Corporation's major owned brands in Canada are *MOLSON CANADIAN*, *MOLSON EXPORT*, *MOLSON DRY*, *RICKARD'S* and *CARLING BLACK LABEL*. Molson took a number of initiatives over the last three years with respect to these brands, including new advertising campaigns for both *CANADIAN* and *EXPORT* and a relaunch of *RICKARD'S RED* together with the line extensions, *RICKARD'S HONEY BROWN* and *RICKARD'S PALE* and the launch in March 2003 of *A MARCA BAVARIA*, a Brazilian import.

MOLSON CANADIAN is a classic lager which is slowly fermented to produce a clear, crisp and refreshing beer with a genuine taste. It has been the leading packaged brand in English Canada for five years. In fiscal 2003, in addition to building on the Canadian pride theme revived in fiscal 2000, the brand added advertisements which emphasized the quality of the brand. Packaging innovation also became a key pillar with the launch of the five-litre keg, branded as *BUBBA*. This flagship brand will be supported by a new campaign focusing on the three elements of the brand's position: Canadian pride, sociability and quality. *MOLSON CANADIAN LIGHT* is the light extension of *MOLSON CANADIAN*. A *CANADIAN LIGHT* test market continued in Ontario and Alberta in fiscal 2003.

MOLSON EXPORT, an ale, has been produced by Molson since 1903. It is a leading brand in Quebec and the best selling ale in Canada. In fiscal 2001, it won a Gold medal at the Monde Selection Beer Festival. It has benefited from a long association with hockey as well as other sports, including a new association with National Lacrosse League teams and the World Wrestling Entertainment. *EXPORT* is a classic ale with more flavor than certain other premium beers. In Quebec, where *EXPORT* has the highest share of the ale market, the brand has enjoyed a rejuvenation among younger male drinkers as a result of the "YOUNG SINCE 1903" marketing campaign which began over five years ago. The new *MOLSON EX LIGHT* launched in Quebec in March 2003 is a brand new beer that offers the benefits of a light beer plus an enjoyable taste. *EX LIGHT* is expected to add to the Corporation's lead position in the high growth light segment.

MOLSON DRY is the largest selling brand in Quebec grocery stores and has been the number one Molson brand in Quebec for six years. *MOLSON DRY* is an award-winning lager at 5.5% alcohol which was awarded the North American Specialty Lager gold medal by the 2002 World Beer Cup. In fiscal 2003, the line extension *MOLSON SMOOTH DRY* was launched in Quebec allowing the Corporation to grow the *MOLSON DRY* brands' market share.

RICKARD'S is a super-premium beer for drinkers seeking exceptional flavor. During fiscal 2003, Molson continued its efforts in the super premium segment, the fastest growing in the country, with the addition of *RICKARD'S HONEY BROWN* to the *RICKARD'S* family composed of *RICKARD'S RED* and *RICKARD'S PALE* and the introduction of the *RICKARD'S TASTER'S 12 PACK,* a sampler case which combined all three brands of *RICKARD'S*.

A MARCA BAVARIA is a refreshing lager packaged in a distinctive clear bottle which is produced by the Corporation's facilities in Brazil. Targeted at consumers with a sense of adventure, *A MARCA BAVARIA* was launched in Canada in March 2003 with packaging developed specifically for banking on the 20% annual growth registered by import beers in the super premium segment. The brand launch will extend across Canada and into the United States in fiscal 2004 and will be supported with a comprehensive advertising, sampling and public relations campaign.

Molson owns a number of significant regional brands, including *GOLDEN*, *PILSNER*, *O'KEEFE*, *LAURENTIDE*, *CARLING BLACK LABEL*, *OLD VIENNA*, *BLACK HORSE* and the *CARLING* family of discount price brands. The strategic relaunch of *CARLING BLACK LABEL* in Quebec resulted in a 31% increased volume growth for *CARLING BLACK LABEL* ending the year with a 3.4% share. Including its line extensions, the brand, in total, reached a 4.8% share. Efforts continue to reduce the dependency on non-core brands to improve efficiencies throughout the organization. Molson also owns *TORNADE*, the leading line of flavored malt-based beverages in Canada.

B. Molson Licensed Brands

Molson distributes licensed brands such as *COORS LIGHT*, *CORONA*, *HEINEKEN,* the *MILLER* brands and *FOSTER'S LAGER*.

COORS LIGHT is manufactured by Molson under license from Coors Canada and is the leading light beer and the fourth-largest selling brand in Canada. The light beer segment is growing at a faster rate than the overall Canadian beer market of which it represents approximately 13%.

CORONA - Molson distributes *CORONA EXTRA* in Ontario, Quebec and the Atlantic Provinces pursuant to a five-year agreement with Cerveceria Modelo S.A. de C.V. It is the number one super premium import in Canada.

HEINEKEN - Molson has agreements with Heineken N.V. (Netherlands) which grants it the right to import and sell *HEINEKEN LAGER*, *MURPHY'S IRISH STOUT*, *MURPHY'S IRISH AMBER* and *AMSTEL LIGHT* throughout Canada. *HEINEKEN* is the number two super premium import in Canada. In fiscal 2002, Molson extended its Heineken distribution agreement in Canada for a period of ten years to 2012.

MILLER - Molson amended its license agreement with Miller in December 2000 to brew and sell several Miller brands, including *MILLER HIGH LIFE*, *MILLER GENUINE DRAFT*, *MILLER GENUINE DRAFT LIGHT*, *MILWAUKEE'S BEST DRY* and *MILWAUKEE'S BEST*, the largest selling trademark in the discount segment in the Province of Quebec. Molson also imports *MILLER GENUINE DRAFT* in a clear bottle since January 2000.

FOSTER'S – In January 2001, Molson amended and restated its License Agreement with Carlton and United Breweries Limited, a subsidiary of FBG, to brew *FOSTER'S LAGER* in

Canada for sale in Canada and the United States, and to brew *FOSTER'S SPECIAL BITTER* in Canada for sale in the United States.

4.4.2 Brazil

A. Owned Brands

The Corporation's significant owned brands in Brazil are *KAISER PILSEN* and *BAVARIA*. *KAISER PILSEN* represents 75% of Kaiser total sales. Kaiser's other brands include *SANTA CERVA*, *KAISER SUMMER DRAFT* and *KAISER BOCK*.

KAISER PILSEN has been through a repositioning process since October 2001 to renew and upgrade the brand. In fiscal 2003, the television campaign "Always goes well" contributed to the new positioning of *KAISER PILSEN* as the beer that promotes camaraderie.

BAVARIA has been repositioned in fiscal 2003 as being the "friendship beer". Efforts to bring the brand closer to consumers will continue in fiscal 2004.

B. Licensed Brands

HEINEKEN - Cervejarias Kaiser Brasil S.A. signed a five-year licensing agreement on April 1, 2002 with Heineken Brouwerijen B.V. in which it has been granted the right to brew and distribute *HEINEKEN LAGER* in Brazil.

XINGU – Cervejarias Kaiser Brasil S.A. also brews and distributes *XINGU*, a dark beer, under license.

4.4.3 United States

A. Owned Brands

The Corporation's most significant brand in the United States is *MOLSON CANADIAN* which is the fastest-growing import among the top 25 import brands in the United States with a volume growth of 39% in fiscal 2003. In fiscal 2003, Molson USA reduced its support of marketing activities for *MOLSON ICE* and *MOLSON GOLDEN*.

4.5 MARKET SHARE

4.5.1 Canada

Molson has the highest market share in each of Newfoundland, Quebec, Ontario, Saskatchewan and Alberta. In fiscal 2003, Molson had an estimated average market share of 44.4% of all beer sold in Canada, including imported beer, compared with an average market share of 45.1% in fiscal 2002. This decrease was due mainly to the continued weakening of the premium segment.

4.5.2 Brazil

In fiscal 2003, the Corporation lost 2.3% of its market share in Brazil from 16.9% to 14.6%, mostly in the on-premise market, which is the most profitable channel, as a result of changes in personnel and transitional issues following the acquisition of Kaiser, as well as execution problems with a number of distributors.

4.5.3 General

Additional details relating to the Corporation's fiscal 2003 performance are provided in the sections titled Review of Operations on page 40, as well as Industry Volume and Molson Market Share on page 42 of the fiscal 2003 Annual Report.

4.6 MARKETING ASSETS

Molson's association with highly visible sports and music events is used to leverage its brands.

4.6.1 Canada

A. *Sports*

Molson's research indicates that hockey is highly important to consumers, which is why Molson continues to be extensively involved in Canadian hockey, both at the national and grass-roots levels. As the exclusive brewing sponsor of all six Canadian National Hockey League ("NHL") teams, Molson maintains its strong relationship with professional hockey. Molson also remains the title beer sponsor of the French national broadcasts of NHL games.

In addition to its commitment to professional hockey in Canada, Molson continues to strengthen its relationship with junior hockey, including an alliance with the Canadian Hockey Association, which includes men's national, women's national and national junior teams.

Molson also has exclusive promotional agreements in basketball with league sponsorship of the National Basketball Association ("NBA") as well as local sponsorship of the Toronto Raptors.

EXPORT continues to enjoy the benefits of a multi-year title sponsorship with the Montreal Alouettes franchise of the Canadian Football League ("CFL") playing in Molson Stadium. This sponsorship in Montreal complements well-established CFL partnerships with the Calgary Stampeders, Edmonton Eskimos and Saskatchewan Roughriders.

Molson is also the title sponsor for the National Lacrosse League as well as for World Wrestling Entertainment. As a result of these associations, *EXPORT* is the sponsor of all major professional sport teams in Montreal.

B. *Music*

Canada

Molson has made a long-term investment in entertainment properties, including event production and venue ownership. One example is House of Blues Concerts Canada ("House of Blues"), an equal partnership between Molson Canada and HOB Concerts Canada Ltd., devoted to the staging, production and marketing of live entertainment across Canada. Entertainment marketing teams in each region work closely with House of Blues to develop national and regional music events that appeal to local fans and draw those fans to local Molson venues.

Brazil

Kaiser sponsors "Kaiser Music" musical events which bring rock stars such as Roger Watters, Red Hot Chilli Peppers and Rush to Brazil and which take place in several states at different times of the year. This initiative supports Kaiser's brand renewal strategy and the Corporation intends to continue to promote Kaiser Music during fiscal 2004.

Kaiser Boat is an 800-passenger vessel with a floating disco which, during the summer, travels by sea along the entire Brazilian coastline.

4.7 MOLSON SPORTS AND ENTERTAINMENT

Molson Sports and Entertainment ("MSE") is an operating division of Molson Canada, whose activities are fully-integrated with the national marketing team. MSE is also involved in the development and production of sports and entertainment programming for television and video-cassettes, as well as production of live promotional events. In fiscal 2002, MSE integration with

the brewery grew to add greater value to the Molson brand portfolio. MSE produced over 1,000 hours of television programming, including approximately 260 NHL games in fiscal 2003.

Molson Sports & Entertainment Inc., a subsidiary of Molson Canada, organizes and runs two major motor sports events in Canada: the Molson Indy Toronto and the Molson Indy Vancouver, and is the rights holder, co-promoter and sponsor of the Molson Indy event in Montreal. The three races, part of the Championship Auto Racing Team Series, are broadcast in more than 180 countries.

4.8 SUPPLIERS

Molson has undergone a strategic review of raw materials and suppliers as part of a global supply chain strategy. Molson's goal is to use world Class procurement practices, methods and technology to result in strategic procurement of quality materials and services at the lowest prices possible. Molson will also consolidate purchases within domestic and international operations and will work with the supplier community to select global partner materials and services which best meet these strategic objectives.

The Corporation operates under a recently adopted commodity hedging policy. The policy will allow for the use of low risk hedging instruments to protect Molson from pricing volatility in the commodities market. The policy will cover all of Molson's commodity requirements on a global basis and become effective April 2004.

4.8.1 Canada

In Canada, the Corporation currently single sources cans, glass bottles, crowns and labels. Availability of these products has not been an issue and Molson does not expect any difficulties in accessing any of these products. However, the risk of glass bottle supply disruptions has increased with the reduction of local supply alternatives due to the recent consolidation of the glass bottle industry in North America.

4.8.2 Brazil

In Brazil, the Corporation has both local and global suppliers, driven by market conditions and the competitive environment. It single sources all materials, with the exception of cans and crowns, which are procured through a buying consortium with the Brazilian Coca-Cola bottlers. The Corporation does not expect any difficulties in accessing materials.

4.9 TRADEMARKS

Molson places high value on its trademarks and other intellectual property. Its policy is to pursue registration of its trademarks whenever appropriate and to vigorously oppose any infringement of its intellectual property rights. It has sought formal protection for its various trademarks in over 125 countries around the world.

4.9.1 Government Regulation

A. General

In Canada, provincial governments regulate the production, marketing, distribution and pricing of beer and impose commodity taxes and license fees in relation to the production and sale of beer. In addition, the federal government regulates the advertising, labeling, quality control, and international trade of beer, and also imposes commodity taxes, consumption taxes, excise taxes and in certain instances, custom duties on imported beer. As well, certain bilateral and multilateral treaties that have been entered into by the federal government, provincial governments and certain foreign governments, especially the government of the United States, affect the Canadian beer industry. While the beer industry in many countries, including the

United States, is subject to government regulation, Canadian brewers have historically been subject to comparatively more regulation.

Brazil does not heavily regulate the production and marketing of alcoholic beverages. There are no significant regulations, other than compliance with standards imposed by food and health regulatory agencies. In addition, there are no licensing requirements for points of sale to offer beer. The Federal government imposes excise taxes and custom duties on imported beer and state governments regulate taxes on the distribution of goods and services.

B. Trade Issues

Traditionally, in Canada, provincial regulations generally required Canadian brewers to operate a brewery in a particular province in order to obtain favorable pricing and distribution access in such province and this requirement severely limited the ability of brewers to distribute their products inter-provincially. The Ontario Liquor Control Act was amended in 1992 to authorize Canadian brewers outside Ontario to sell beer in Ontario to the Liquor Control Board for sale through Brewers Retail Inc. ("BRI") if the jurisdiction where the beer is brewed contains a similar provision in favor of Ontario. In July of 1994, the federal and provincial governments signed a comprehensive agreement to reduce barriers to the inter-provincial trade of goods and services. This agreement became effective on July 1, 1995 in most provinces with the exception of certain eastern provinces. This agreement removes the requirement for a brewer to brew its beer in province in order to obtain access to the local distribution network.

International trade affects Canadian brewers in relation to the export of their products into foreign jurisdictions as well as in relation to competition from foreign brewers, especially US brewers, selling beer in Canada. A memorandum of understanding between the Canadian and US federal governments dated August 5, 1993 (the "MOU") provides that beer imported into the Province of Ontario will have access to the Brewers Retail distribution system on the same basis as Canadian brewers. In addition, the MOU provides for a minimum retail price for beer in Ontario based on alcohol levels, exclusive of an environmental levy and the applicable container bottle deposit, which minimum price may be adjusted on an annual basis to the Ontario Consumer Price Index. Amendments to the MOU made in April 1994 defined the terms for access by US brewers to the Quebec market.

4.9.2 Distribution

A. Canada

In Canada, provincial governments have historically had a high degree of involvement in the regulation of the beer industry, particularly the regulation of the pricing, sale and distribution of beer and, in some provinces, its advertising.

In each of the provinces of Canada, other than the Provinces of Newfoundland, Quebec and Alberta, beer manufacturers primarily distribute their products through government operated outlets or independent licensed retail outlets. In Newfoundland, Quebec and Alberta, brewers must create their own distribution networks.

The distribution systems in each province generally provide the collection network for returnable bottles and cans. The standard container for beer brewed in Canada is the returnable bottle, which represented approximately 69% of domestic sales in Canada in fiscal 2003, with cans accounting for 20% and draught for 11%.

Ontario

Consumers in Ontario can purchase beer only at retail outlets operated by BRI, at government-owned retail outlets operated by the Liquor Control Board of Ontario (the "LCBO"), approved agents of the LCBO or at any bar, restaurant or tavern licensed by the LCBO to sell liquor for on

premise consumption. All brewers pay a service fee based on their sales volume through BRI. Molson, together with certain other brewers, participates in the ownership of the BRI in proportion to its market share relative to other brewers'. Ontario brewers may deliver directly to BRI's outlets or may choose to use BRI's distribution centers to access retail in Ontario, the LCBO system and licensed establishments.

Quebec

In Quebec, beer is distributed directly by each brewer or through independent agents. Quebec retail sales for home consumption are made through grocery and convenience stores as well as government operated stores.

British Columbia

In British Columbia, the government's Liquor Distribution Branch (the "LDB") currently controls the distribution of all alcohol products in the province. Consumers can purchase beer at any LDB retail outlet, at any independently owned and licensed wine or beer retail store or at any licensed establishment for on-premise consumption. On July 24, 2002, the British Columbia government announced that the LDB will shift its role from managing distribution and retail operation to regulating these areas, effective late in 2003. The result of this announcement will likely be an increased number of both rural agency and licensee retail stores. The British Columbia government will finalize retail and distribution systems in fiscal 2004.

Alberta

In Alberta, the distribution of beer is managed by independent private warehousing and shipping companies or by a government sponsored system in the case of US sourced products. All sales of liquor in Alberta are made through retail outlets licensed by the Alberta Gaming and Liquor Commission or licensees, such as bars, hotels and restaurants.

Other Provinces

The Corporation's products are distributed in the Provinces of Manitoba and Saskatchewan through local liquor boards. In the Maritime Provinces (other than Newfoundland), local liquor boards distribute and retail the Corporation's products.

B. Brazil

As a result of the Kaiser acquisition, the Corporation's products are distributed by Coca-Cola bottlers which provide joint distribution of soft drink beverages and beer to small and medium sized retailers. The Corporation tends to distribute directly to the larger retailers. The Brazilian beer market is characterized by diverse regional consumption patterns and a high proportion of on-premise consumption (restaurants and bars) relative to at-home consumption. The distribution systems in each state generally provide the collection network for returnable cans and bottles. The standard container for beer brewed in Brazil is the 600ml returnable bottle, shipped in returnable plastic crates, which represented approximately 55.6% of the Corporation's domestic sales in Brazil in fiscal 2003, with cans accounting for approximately 38.2%, non-returnable bottles for 3.3% and draught for 2.9%.

C. United States

In the United States, by federal law, beer must be distributed through a three tier system consisting of manufacturers, distributors and retailers. In fiscal 2003, the Corporation aligned itself more closely to the Coors distribution network in key markets. Currently Molson products in the United States are distributed by 510 distributors of which 390 are Coors distributors.

4.9.3 Advertising

A. *Canada*

In Canada, Advertising Standards Canada ("ASC") handles pre-clearance approvals for broadcast advertising of alcoholic beverages at the federal level. The Canadian Radio – Television and Telecommunications Commission ("CRTC") requires, however, that all broadcast advertising of alcoholic beverages comply with the ASC's Code for Broadcast Advertising. Without approval numbers, broadcasters will not air an advertisement. Costs incurred by the ASC for pre-clearance are borne by the brewers.

The provincial regulatory bodies also regulate advertising. It is incumbent upon manufacturers to ensure compliance with provincial regulation in a "self regulatory" environment. Saskatchewan is the only province that still requires formal pre-approval clearance on advertising.

B. *Brazil*

In Brazil, the advertising of beer is regulated by Self Regulation Rules including warnings on the labels about consequences of over consumption. The Self Regulation Rules also prohibit retailers from selling to customers of less than 18 years of age. The Brazilian Government is currently studying a new legislation that would restrict advertising of beer on television.

4.9.4 Pricing

A. *Canada*

In Canada, the pricing of beer is affected by the imposition of provincial and federal taxes. Commodity and sales taxes make up approximately 51% of the average retail price of beer in Canada (based on a case of 24 bottles). In a number of provinces, beer produced by small brewers is subject to a lower rate of provincial commodity tax. Pricing of beer in Canada is usually done by reference to mainstream or premium brands. Domestic super premium brands are usually sold at a level 10% to 15% higher than premium beers, with imports being priced at a slightly higher level, while discount beers are sold at prices approximately 10% to 20% below premium brands.

Pricing legislation in all provinces provides, directly or indirectly, that provincial authorities may control the pricing of beer. Some government authorities require retail prices to be uniform throughout the province, but the method of determining prices differs among provinces. In a number of provinces, social-reference pricing has been established, setting the minimum price at which beer can be sold.

B. *Brazil*

In Brazil, wholesale and retail prices of beer have not been regulated since July 1990, when formal governmental price controls were lifted. Pricing of beer in Brazil is affected by federal and state taxes.

4.10 EMPLOYEES

Molson had approximately 3,300 full-time employees in Canada, 11 in the United States and 2,100 in Brazil for a total of approximately 5,400 full-time employees on March 31, 2003 and hires seasonal part-time employees as required. In the United States, Coors provides certain sales, distribution and administrative services required by Molson USA.

4.10.1 Canada

In Canada, workplace change initiatives are continuing. As a result, joint union and management steering committees established in most breweries are focusing on customer

service, quality, continuous improvement, employee training and a high degree of employee involvement in all areas of brewery operations.

This resulted in continuous improvements in packaging line performance and productivity both in smaller facilities, as well as in larger breweries in Ontario and Quebec. Gainsharing programs, designed to improve brewery operations, are in place in some breweries while Economic Value Added incentive plans, linking employee rewards to shareholder value, are in place in others. In addition, safety performance continues to improve and environmental initiatives are being undertaken by employee teams in each brewery.

The chart below summarizes the current major collective bargaining agreements and their terms.

Location	Contract	Agreement Expiry
St. John's (Newfoundland)	Six-year agreement	March 31, 2006
Montreal (Quebec)	Four-year agreement	December 31, 2003(1)
Toronto (Ontario)	Six-year agreement	December 31, 2005
Edmonton (Alberta)	Four-year agreement	March 31, 2004
Vancouver (British Columbia)	Five-year agreement	April 20, 2006

(1) Includes the collective bargaining agreement governing the distribution employees of Molson.

4.10.2 Brazil

In Brazil, a collective bargaining agreement is signed between the Corporation and the employees' trade union for one year periods in each of the plants. The collective agreements exceed the requirements established by law.

4.11 PROPERTIES

The Corporation's five breweries in Canada and ten breweries in Brazil (on June 25, 2003, the Corporation announced the closure of its brewery located in Ribeirão Preto (São Paulo) bringing the total number of breweries in Brazil to nine) are strategically located throughout the two countries with total capacities of 13.5 and 25.3 million hectolitres, respectively, as detailed in the chart below.

Breweries*	Hectolitres (millions)	
Canada		
	St. John's (Newfoundland)	0.3
	Montreal (Quebec)	5.0
	Toronto (Ontario)	5.0
	Edmonton (Alberta)	1.2
	Vancouver (British Columbia)	2.0
	Total in Canada	13.5
Brazil		
	Pacatuba (Ceará)	1.5
	Feira de Santana (Bahia)	2.2
	Queimados (Rio de Janeiro)	3.7
	Jacarei (São Paulo)	8.0
	Araraquara (São Paulo)	2.9
	Ponta Grossa (Paraná)	2.9
	Gravatai (Rio Grande do Sul)	1.6
	Manaus (Amazonas)	0.4
	Cuiabá (Mato Grosso)	0.7
	Ribeirão Preto (São Paulo) (closed on June 25, 2003)	1.4

Breweries*	Hectolitres (millions)	
	Total in Brazil	25.3
	Total Molson capacity	38.8

*Capacity may vary year on year due to variations in mix and equipment changes.

All these locations are owned and are free of any major encumbrances except for certain breweries in Brazil which are subject to charges in favor of the Brazilian National Development Bank ("BNDB") and FINAME (an agency of the BNDB) to secure loans. Molson also leases certain of its business offices.

4.12 ENVIRONMENT

The Corporation's Canadian brewing operations are subject to provincial environmental regulations and local permit requirements and the Corporation's Brazilian brewing operations are subject to federal, state and municipal environmental regulations regarding, among other things, air emissions, water discharges and waste handling and disposal.

The Corporation has comprehensive environmental programs in Canada and Brazil with a number of components including organization, monitoring and verification, regulatory compliance, reporting, education and training, and corrective action.

The Corporation remains responsible for sites relating to discontinued operations of its chemical specialties business sold in 1996, which require environmental remediation programs and these programs are either under way or are planned. Most of these sites relate to properties associated with previously owned business of chemicals and the Corporation has established provisions for the costs of these remediation programs.

Amounts anticipated to be expended by the Corporation in connection with the above are not likely to materially affect the financial results of the Corporation. Management is unaware of any instance of non-compliance with environmental laws and regulations, which is not being responsibly addressed.

4.13 RISK FACTORS

4.13.1 Foreign Exchange Risk

With the acquisitions of Bavaria and Kaiser, Molson is exposed to fluctuations in foreign exchange rate movements as substantially all of its revenues in Brazil are in reais. Also, a significant portion of Molson's operating expenses, in particular those related to hops, malt and aluminum, are denominated in or linked to U.S dollars. Molson enters into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates. As of March 31, 2003, derivative activities consisted of foreign exchange contracts and foreign currency swaps including marketable securities indexed to US dollars.

4.13.2 Commodity Risk

Molson uses a large volume of agricultural materials to produce beer, including malt and hops. The Corporation purchases a significant portion of malt and all of its hops outside Brazil and Canada, as well as substantial quantities of cans. In Brazil, all the hops purchased in the international markets outside South America are paid for in US dollars. In addition, although cans are purchased in Brazil, the price paid is directly influenced by the fluctuations of the US dollar against the real. The Corporation reduces exposure to the commodity price fluctuations through the negotiation of fixed prices with suppliers for periods generally less than one year. In addition, a commodity hedging program was introduced in March 2003 which allows for the use of financial instruments to manage and reduce the impact of changes in commodity prices. The

Corporation's policy is to enter into hedging contracts for specific business requirements and does not permit the use of financial instruments for speculative purposes.

In Canada, the Corporation purchases its cans, glass bottles, crowns, labels, malted barley and liquid adjunct from single sources. The risk of supply disruptions resulting from a single source strategy is minimal as most materials are produced at multiple supplier sites and alternative local sources of supply are readily available. However, recent consolidation of the glass bottle industry in North America has reduced local supply alternatives and increased risks of glass bottles supply disruptions.

4.13.3 Tax and other Contingent Liabilities

Molson is subject to certain legal claims arising in the normal course of business and as a result of the disposition of previously held and discontinued businesses, none of which is expected to materially affect the financial results of Molson.

Kaiser and Bavaria are a party to a number of claims from the Brazilian tax authorities. The Corporation has either paid, or alternatively made provisions for, the amounts it believes may be ultimately due pursuant to these claims. These legal tax proceedings include claims for income taxes, Federal excise taxes, value-added tax and revenue taxes (PIS/Federal unemployment insurance contribution), and Federal social security tax.

4.13.4 Foreign investments and operations

The Corporation conducts activities in Canada, the United States and Brazil. The Corporation's investments are subject to the risks normally associated with any conduct of business in foreign countries including: uncertain political and economic environments; changes in laws or policies of particular countries; foreign taxation; delays in obtaining or the inability to obtain necessary governmental permits; limitations on the repatriation of earnings; and increased financing costs.

4.13.5 Licenses

Molson licenses from third parties a number of the brands it offers for sale and is therefore dependent on licensors. Molson enjoys satisfying relationships with its many licensors and does not believe that any of them has cause for terminating its agreements.

4.13.6 Competition

In Brazil, AmBev which is the leader in the beer industry with a market share of approximately 68.4%, benefits from greater economies of scale. To maintain and increase its market share, Kaiser must spend more per hectolitre in certain areas of its business due to its smaller scale. Both in Canada and Brazil, aggressive marketing strategies by the Corporation's main competitors could affect the Corporation's financial results. In the United States, the Corporation participates in the growing, yet highly competitive, import segment of the market.

4.13.7 Government Regulation

The Corporation's business is regulated by federal, provincial and local laws and regulations regarding such matters as licensing requirements, trade and pricing practices and required labeling, advertising, promotion and marketing practices, relationships with distributors and related matters. Failure on the part of the Corporation to comply with federal, provincial or local laws and regulations could result in the loss, revocation or suspension of the Corporation's licenses, permits or approvals and accordingly could have a material adverse effect on the Corporation's business. The Corporation believes that it has obtained all regulatory permits and licenses necessary to operate its business where the Corporation's products are currently being produced and distributed. In addition, changes to taxes, environmental regulations or any other

laws or regulations which affect the Corporation's products or their production, handling or distribution could have a material adverse effect on the Corporation's operating results.

4.13.8 Labor Matters

The maintenance of a productive and efficient labor environment cannot be assured. Molson may not be able to negotiate acceptable new collective agreements upon expiration of existing agreements. This could result in a strike or work stoppage by the affected workers. Renewal of agreements could result in higher wages or benefits paid to union members. Therefore, Molson could experience a disruption of its operations or higher ongoing labor costs, which could have a material adverse effect on its business, financial condition, results of operations and cash flow.

ITEM 5 - MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to Management's Discussion and Analysis on pages 36 through 50 of the fiscal 2003 Annual Report, which section is incorporated herein by reference.

5.1 MARKET FOR THE SECURITIES OF THE ISSUER

The Class "A" non-voting shares and the Class "B" common shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange under the symbols MOL.A and MOL.B. The Corporation has no issued and outstanding shares of any other class.

5.2 SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.2.1 Annual

	YEARS ENDED MARCH 31		
(Dollars in millions, except per share amounts)	2003	2002 [2]	2001
Sales and other revenues	**3,529.2**	2,830.8	2,483.4
Earnings from continuing operations before provisions for rationalization and non-recurring items	**281.7**	194.1	141.6
Earning (loss) from continuing operations	**312.4** [1]	175.6 [3]	137.2 [4]
Earning (loss) from discontinued operations	**–**	2.0	(3.3)
Net earnings (loss)	**312.4**	177.6	133.9
Total assets	**3,914.6**	4,506.3	3,280.8
Total long-term debt	**1,220.6**	1,746.1	1,204.4
Less current portion	**40.6**	58.9	–
	1,180.0	1,687.2	1,204.4
Earnings per share from continuing operations	**2.45**	1.46	1.15
Earnings per share [5]	**2.45**	1.48	1.12
Dividends per share [5]	**0.42**	0.38	0.36

(1) Fiscal 2003 includes a gain on sale of 20% of Molson's operations in Brazil of $64.2 million and a pre-tax rationalization provision of $63.5 million.

(2) Effective April 1, 2001, the Corporation adopted the Canadian Institute of Chartered Accountants Handbook section 3062 "Goodwill and Other Intangible Assets". Under the new standard, which can

only be applied prospectively, goodwill and other intangible assets which have an indefinite life are not amortized, but are tested for impairment at least annually as well as on an adoption of the new standard. The effect of this change was to increase fiscal 2002 earnings by $32.4 million or $0.27 per share.

(3) Fiscal 2002 includes a $15.0 million reduction in future income tax liabilities resulting from the enactment of future tax rate reductions, and a pre-tax provision for rationalization in Molson Canada for $50.0 million.

(4) Fiscal 2001 includes a $25.5 million reduction in future income tax liabilities.

(5) After a two-for-one stock split which took effect in September 2001.

5.2.2 Quarterly

(Dollars in millions except per share amounts)	March 31 2003	Dec. 31 2002	Sept. 30 2002	June 30 2002	March 31 2002	Dec. 31 2001	Sept. 30 2001	June 30 2001 (2)
Sales and other revenues	704.3	903.1	953.3	968.5	619.3	692.4	760.2	758.9
Earnings from continuing operations before provisions for rationalization and non-recurring items (1)	60.6	67.0	83.3	70.8	33.6	45.0	61.9	53.6
Earnings from continuing operations	60.6	67.0	83.3	101.5	33.6	45.0	61.9	35.1 (3)
Earnings from discontinued operations	–	–	–	–	–	–	2.0	–
Net earnings	60.6	67.0	83.3	101.5	33.6	45.0	63.9	35.1
Earnings per share from continuing operations (4)	0.48	0.53	0.66	0.80	0.28	0.38	0.52	0.29
Earnings per share (4)	0.48	0.53	0.66	0.80	0.28	0.38	0.54	0.29

(1) The June 30, 2002 quarter includes a gain on sale of 20% of Molson's operations in Brazil of $64.2 million and a pre-tax rationalization provision of $63.5 million.

(2) Effective April 1, 2001, the Corporation adopted the Canadian Institute of Chartered Accountants Handbook section 3062 "Goodwill and Other Intangible Assets". Under the new standard, which can only be applied prospectively, goodwill and other intangible assets are not amortized but are tested for impairment at least annually as well as on an adoption of the new standard. The effect of this change is to increase earnings by $8.1 million, or $0.07 per share for each quarter.

(3) The June 30, 2001 quarter includes a $15.0 million reduction in future income tax liabilities resulting from the enactment of future tax rate reductions and a pre-tax provision for rationalization in Molson Canada for $50.0 million.

(4) After a two-for-one stock split which took effect in September 2001.

ITEM 6 - DIVIDEND POLICY

The Corporation has paid dividends every year since it became a public company in 1945. The Board of Directors determines dividend levels on the basis of a number of factors, including current and projected net earnings, investment spending requirements and the Corporation's overall financial position.

The holders of the Class "A" non-voting shares are entitled to receive non-cumulative dividends aggregating $0.033 per share before any dividends may be paid on the Class "B" common shares. No further dividends can be paid to the holders of the Class "A" non-voting shares until

dividends aggregating $0.033 per share have been declared or paid on the Class "B" common shares, and thereafter the Class "A" non-voting shares and the Class "B" common shares participate equally as to all dividends declared. Dividends paid to shareholders totaled 53.5 million in fiscal 2003, or $0.42 per share, as a result of an increase on an annualized basis from $0.40 to $0.44 announced on November 6, 2002.

The dividends declared are consistent with Molson's dividend policy, approved by the Board of Directors in November 2001, which is to have a dividend payout range of 25%-30% of trailing net earnings. The dividend payout was again increased to $0.56 per share on May 2, 2003 in line with this policy.

ITEM 7 - DIRECTORS AND OFFICERS

7.1 DIRECTORS

The names, municipalities of residence and principal occupations of the Corporation's directors in fiscal 2003, and the period during which each director has served on the board of directors, are as follows:

Name and Municipality of Residence	Principal Occupation	Nature of Activities	Director Since
Dr. L.I. Barber Regina Beach, Saskatchewan	Corporate Director	Non applicable	1978
M.W. Barrett London, England	Group Chief Executive Barclays	Banking	1992
L. Beauregard Montreal, Quebec	Chairman and Chief Executive Officer, NATIONAL Public Relations Inc.	Public Relations	1997
Dr. F. Bellini Town of Mount Royal, Quebec	Chairman and Chief Executive Officer, Neurochem Inc. and Chairman, Picchio International Inc.	Biotechnology	1997
D.W. Colson London, England	Vice Chairman, Hollinger International Inc.	Newspaper & Magazine Publisher	1997
D. G. Drapkin Alpine, New Jersey	Vice Chairman and Director, MacAndrews & Forbes Holdings Inc.	Diversified Holding	1998
L.O.P. Gonçalves Belo Horizonte, Brazil	Chief Executive Officer, Empresas Regon	Holding Company	2002
R.A. Ingram Durham, North Carolina	Vice Chairman, Pharmaceutical GlaxoSmithKline	Pharmaceuticals	2002
E.H. Molson Westmount, Quebec	Chairman of the Board, Molson Inc.	Brewing	1974
R.I. Molson London, England	Deputy Chairman of the Board, Molson Inc.	Brewing	1996
S.T. Molson Westmount, Quebec	President and Member of the Board, The Molson Foundation	Charitable Foundation	1988
D.P. O'Brien Calgary, Alberta	Chairman, EnCana Corporation	Oil and Gas	2002

Name and Municipality of Residence	Principal Occupation	Nature of Activities	Director Since
D.J. O'Neill Westmount, Quebec	President and Chief Executive Officer, Molson Inc.	Brewing	1999
H. S. Riley Winnipeg, Manitoba	President and Chief Executive Officer, Richardson Financial Group Ltd.	Financial Institution	1999

The term of each director runs from the time of his election or appointment to the next succeeding annual meeting of shareholders or until a successor is appointed.

7.2 NON-DIRECTOR SENIOR OFFICERS

The names and municipalities of residence of the non-director senior officers of the Corporation as at March 31, 2003, and the position and principal occupation of each in the Corporation are as follows:

Name and Municipality of Residence	Principal Occupation
P. Amirault, Mississauga, Ontario	Senior Vice President, Business Development and Innovation
B. Burden, Westmount, Quebec	Executive Vice President and Chief Financial Officer of Molson Inc.
R. Coallier, São Paulo, Brazil	Executive Vice President of Molson Inc. and President and Chief Executive Officer of Cervejarias Kaiser Brasil S.A.
B. Cormier, Nun's Island, Quebec	Senior Vice President, Human Resources
R. Doin, Mount Royal, Quebec	President, Quebec / Atlantic Region, Molson Canada
M. Downey, Toronto, Ontario	President, Ontario/West Region, Molson Canada
M. Giguère, Montreal, Quebec	Senior Vice President, Chief Legal Officer and Secretary
P.L. Kelley, Beaconsfield, Quebec (retiring in September 2003)	Senior Vice President, International Brewing Strategy
C. Noonan, Toronto, Ontario	Senior Vice President, Global Costs
D. Perkins, Littleton, Colorado	President, Molson USA
G. Wade, Beaconsfield, Quebec	Senior Vice President, Quality Brewing

During the past five years, all the directors and senior officers have been engaged or employed in the above capacities or other capacities by the Corporation or the organizations indicated under "Principal Occupation" except: M. W. Barrett who, prior to 1999 was Chairman of Bank of Montreal and prior to February 1999 was Chairman and Chief Executive Officer of Bank of Montreal; R. Coallier who prior to May 29, 2000 was Chief Financial Officer of C-MAC Industries; B. Cormier who prior to November 19, 2001 was Vice President, Human Resources with Bombardier Aerospace, de Havilland Division; M. Downey, who was President and COO of Skydome from June 1999 to January 2000 and from January 1995 to June 1999 was Vice President Sales and Marketing, Maple Leaf Sports & Entertainment; M. Giguère who, prior to August 1999 was Senior Vice President, Corporate Affairs and General Secretary, The Montreal Exchange; D. J. O'Neill who, from January 1998 to March 1999 was Executive Vice President of H. J. Heinz Company; G. Wade, who prior to March 26, 2001, was Corporate Vice President and Vice President R&D/QA/Engineering/Safety and Purchasing with Vlasic Foods International; F. Bellini who, prior to May 2001 was Chairman and CEO as well as co-founder of BioChem Pharma Inc.; H.S. Riley who, prior to May 2001 was President and CEO of Investors

Group Inc.; P. Amirault who, prior to January 1, 2003, was Managing Director of Sleeman Brewing & Malting Co. Ltd.; B. Burden who, prior to September 3, 2002, was Senior Vice President, Seagram Corporate Venture Transition of Diageo PLC; and C. Noonan who, prior to July 19, 1999, was Senior Vice President, Planning of Hudson's Bay Company.

As of May 7, 2002, the directors and senior officers of the Corporation, as a group, owned, directly or indirectly, or exercised control or direction over 54.79% of the outstanding 22,449,018 Class "B" common shares of the Corporation. Included as part of these holdings were 10,000,000 Class "B" common shares beneficially owned by Mr. E.H. Molson through Pentland Securities (1981) Inc., an associate of Messrs. E.H. Molson and S.T. Molson; 2,413,200 Class "B" common shares held by the Estate of the late T.H.P. Molson, a family estate trust of which Messrs. E.H. Molson and S.T. Molson are trustees; and 2,300,000 Class "B" common shares beneficially owned by a corporation controlled by R. Ian Molson, through his associate The Swiftsure Settlement.

During fiscal 2003, the Corporation had an Executive Committee whose members were Messrs. M. Barrett, E.H. Molson, R.I. Molson and D.J O'Neill. The committee did not meet in fiscal 2003. The Corporation also has an Audit and Finance Committee whose members during fiscal 2003 were Dr. L.I. Barber and Messrs. M.W. Barrett, D.W. Colson, R.I. Molson and H.S. Riley.

ITEM 8 - DISCONTINUED OPERATIONS

8.1 SPORTS AND ENTERTAINMENT

On July 25, 2001, the Corporation completed the sale of its Sports and Entertainment business consisting of the Montreal Canadiens and the Molson Centre (now the "Bell Centre"). The Corporation received $190 million in cash, less closing adjustments, with the balance of payment in the form of preferred shares of an entity owning both the team and the entertainment business. The preferred shares are redeemable on December 31, 2008 for $86.5 million, subject to certain terms and conditions. The Corporation also retains a 19.9% interest in the entity that owns the team and the entertainment business.

8.2 RETAIL

On October 25, 1999, the Corporation completed a transaction to sell the business operations of Beaver Lumber to Home Hardware Stores Limited ("Home Hardware") of St. Jacobs, Ontario for total proceeds, subject to closing adjustments, of $68 million in cash and debt. In December 2001, Home Hardware repaid the outstanding note receivable of $34.8 million, together with accrued interest of $4.3 million, for total proceeds of $39.1 million.

ITEM 9 - ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and options to purchase securities, and interest of insiders in material transactions where applicable, is contained in the Corporation's Management Proxy Circular for the year ended March 31, 2003 in respect of the annual meeting held on June 19, 2003.

Additional information for the year ended March 31, 2003 is provided in the Corporation's 2003 Annual Report to shareholders.

The Corporation will provide to any person, upon request to the Secretary of the Corporation, at 1555 Notre-Dame Street East, Montreal, Quebec, H2L 2R5:

(i) a copy of this Annual Information Form, together with a copy of any document, or the pertinent pages of any document, incorporated by reference herein,

(ii) a copy of the comparative financial statements of the Corporation for its fiscal year ended March 31, 2003 together with the accompanying report of the auditors and a copy of any interim financial statements of the Corporation subsequent to such financial statements and/or copy of the Management Proxy Circular.

The Corporation may require the payment of a reasonable charge before providing such documents to a person who is not a shareholder.

If the securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of the Corporation's securities, the Corporation will provide to any person (without charge), upon request to the Secretary of the Corporation, any of the documents referred to in (i) and (ii) above and/or copy of any other document not referred to above that is incorporated by reference into the preliminary short form prospectus or the short form prospectus.

Information on the history of Molson, the brewing process in general and Molson's press releases can be obtained on the Internet at www.molson.com.